Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENASANT CORPORATION,

RENASANT BANK,

METROPOLITAN BANCGROUP, INC.,

AND

METROPOLITAN BANK

DATED JANUARY 17, 2017

i

3.32	Certain Business Practices	26
3.33	Continuity of Business Enterprise	26
3.34	Indemnification	26
3.35	Vote Required	26
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB	26
4.1	Corporate Organization	27
4.2	Capitalization	28
4.3	Authority; No Violation	28
4.4	Financial Statements	29
4.5	Absence of Certain Changes or Events	30
4.6	Legal Proceedings	31
4.7	Taxes and Tax Returns	31
4.8	Securities Documents and Regulatory Reports	32
4.9	Acquiror Information	32
4.10	Compliance with Applicable Law	33
4.11	Employee Benefit Plans	33
4.12	Deposit Insurance and Other Regulatory Matters	35
4.13	Material Contracts; Other Agreements	35
4.14	Nasdaq	35
4.15	Broker Fees	35
4.16	Regulatory Matters	36
4.17	Regulatory Capital; Community Reinvestment Act	36
4.18	Acquiror Shares	36
4.19	Opinion	36
4.20	No Acquiror Vote Required	36
ARTICLE V	COVENANTS OF THE PARTIES	36
5.1	Conduct of the Business of Seller and Seller Sub	36
5.2	Negative Covenants of Seller and Seller Sub	37
5.3	No Solicitation	40
5.4	Negative Covenants of Acquiror and Acquiror Sub	43
5.5	Current Information	43
5.6	Access to Properties and Records; Confidentiality	44
5.7	Regulatory Matters	44
5.8	Preparation of Registration Statement; Stockholder Approval	46
5.9	Legal Conditions to Merger	46
5.10	Disclosure Supplements	47
5.11	Public Announcements	47
5.12	Stock Exchange Listing	47
5.13	Certain Post-Merger Agreements	47
5.14	Takeover Laws; No Rights Triggered	49
5.15	Adoption of Accounting Policies	49
5.16	Operating Functions	49
5.17	Certain Agreements	50
5.18	Hold Harmless	50
5.19	Stockholder Litigation	51
5.20	Severance	51
5.21	Seller Indebtedness	51
5.22	Officer Agreements	51
ARTICLE VI	CLOSING CONDITIONS	52
6.1	Conditions to the Parties’ Obligations under this Agreement	52
6.2	Conditions to the Obligations of Acquiror and Acquiror Sub under this Agreement	52
6.3	Conditions to the Obligations of Seller and Seller Sub under this Agreement	53

ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER, ETC.	54
7.1	Termination	54
7.2	Effect of Termination	55
7.3	Amendment, Extension and Waiver	55
7.4	Termination Fees	56
ARTICLE VIII	MISCELLANEOUS	57
8.1	Expenses	57
8.2	Survival	57
8.3	Notices	57
8.4	Parties in Interest	58
8.5	Complete Agreement	58
8.6	Counterparts	58
8.7	Governing Law; Venue; Waiver of Jury Trial	58
8.8	Interpretation	59
8.9	Specific Performance	59
8.10	Severability	59
8.11	Additional Actions	59
8.12	Alternative Structure	60

Exhibits:
Exhibit A	Parent Merger Documents
Exhibit B	Subsidiary Merger Document

Schedules:

Seller Disclosure Schedule

Acquiror Disclosure Schedule

Schedule 5.13(b)

Schedule 5.17-A

Schedule 5.17-B

Schedule 5.22(i)

Schedule 5.22(ii)

Schedule 6.2(g)

INDEX OF DEFINED TERMS

Term	Defined In Section.
Acquiror	Preamble
Acquiror Common Stock	2.1(a)(ii)
Acquiror Disclosure Schedule	First sentence Article IV
Acquiror ERISA Affiliate	4.11(b)
Acquiror Financial Statements	4.4(a)
Acquiror Material Adverse Effect	4.1(a)
Acquiror Pension Plan	4.11(a)(i)
Acquiror Plans	4.11(a)(ii)
Acquiror SEC Documents	4.8(a)
Acquiror Sub	Preamble
Acquisition Proposal	5.3(a)
affiliate	3.18
Agreement	Preamble
Articles	1.4(a)
Bankruptcy and Equity Exception	3.3(a)
BOLI	3.24(b)
Business Day	1.2
Bylaws	1.4(a)
Change in the Seller Recommendation	5.3(c)
Claims	5.13(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Commission	3.3(c)
Costs	5.13(b)
CRA	3.28
DGCL	1.1(a)
Dissenting Stockholder	2.3
Effective Time	1.2
Employees	3.8(a)
Employer	5.13(a)(i)
Environmental Law	3.15
ERISA	3.8(a)
ERISA Affiliate	3.8(b)
ERISA Plan	3.8(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(ii)
Existing Officer Agreements	5.22
FDIA	3.12
FDIC	3.3(c)
FINRA	3.3(c)
FRB	3.3(c)
GAAP	3.1(a)
Gabardi Agreement	5.22
Governmental Entity	1.2
Hazardous Substance	3.15
Indemnified Parties	5.13(b)
Intellectual Property	3.27(a)

Term	Defined In Section.
IRS	3.7(b)
Law	3.3(b)
Loan Portfolio Properties and Other Properties Owned	3.15
MBCA	1.1(a)
MCB	1.2
Mergers	1.1(b)
Merger Consideration	2.1(a)(ii)
Merger Documents	1.2
Outside Date	7.1(b)(i)
Parent Merger	1.1(a)
Parent Merger Documents	1.2
party/parties	Preamble
Pension Plan	3.8(a)
Permitted Liens	3.14(a)
Pre-Termination Takeover Proposal Event	7.4(c)
Proceeding	5.13(b)
Proxy Statement/Prospectus	5.8(a)
Qualified Acquiror Plan	4.11(a)(iii)
Qualified Seller Plan	3.8(a)
Registration Statement	3.10
Representative	2.2(b)
Risk Management Instruments	3.20
Seller	Preamble
Seller Acquisition Agreement	5.3(c)
Seller Agreement	3.13(a)
Seller Common Stock	2.1(a)(ii)
Seller Designee	1.4(a)
Seller Disclosure Schedule	First sentence Article III
Seller Financial Statements	3.4(a)
Seller Material Adverse Effect	3.1(a)
Seller Plans	3.8(a)
Seller Recommendation	5.8(b)
Seller Representative	5.3(a)
Seller Restricted Stock	2.7(b)
Seller Stock Certificate	2.2(b)
Seller Stock Options	2.7(a)
Seller Stock Plan	2.7(a)
Seller Stockholder Approval	3.35
Seller Sub	Preamble
Seller Sub Common Stock	2.6
Seller Sub Designee	1.4(b)
Software	3.27(a)
Special Meeting	5.8(b)
Subsidiaries	3.1(b)
Subsidiary Merger	1.1(b)
Subsidiary Merger Document	1.2
Subsidiary Surviving Bank	1.1(b)
Superior Proposal	5.3(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.3(d)
Taxes	3.7(c)

v

Term	Defined In Section.
Tax Returns	3.7(c)
Termination Fee	7.4(a)
Transferred Employees	5.13(a)(i)
WARN Act	3.25(c)
1933 Act	3.10
1934 Act	3.9(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 17, 2017, is made by and among Renasant Corporation, a Mississippi corporation (“Acquiror”), and Renasant Bank, a Mississippi banking corporation (“Acquiror Sub”), on the one hand, and Metropolitan BancGroup, Inc., a Delaware corporation (“Seller”), and Metropolitan Bank, a Mississippi banking corporation (“Seller Sub”), on the other hand. Acquiror, Acquiror Sub, Seller and Seller Sub are sometimes referred to herein individually as a “party” and collectively as the “parties.”

WITNESSETH:

WHEREAS, the Boards of Directors of Acquiror and Seller each have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided for in the Parent Merger Documents and herein, including the merger of Seller with and into Acquiror on the terms and conditions set forth therein and herein;

WHEREAS, the Boards of Directors of Acquiror Sub and Seller Sub each have determined that it is advisable and in the best interests of their respective companies and their respective sole stockholder to consummate the business combination transactions provided for in the Subsidiary Merger Document and herein, including the merger of Seller Sub with and into Acquiror Sub on the terms and conditions set forth therein and herein;

WHEREAS, it is the intention of the parties that, for federal income tax purposes, the Parent Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall be merged with and into Acquiror (the “Parent Merger”) in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), with Acquiror as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller shall terminate. The Parent Merger shall in all respects have the effects provided in Section 1.5 hereof.

(b) Subject to the terms and conditions of this Agreement, immediately after the Effective Time of the Parent Merger, Seller Sub shall be merged with and into Acquiror Sub (the “Subsidiary Merger” and, together with the Parent Merger, the “Mergers”) in accordance with Title 81 of the Mississippi Code of 1972, as amended, with Acquiror Sub as the surviving banking corporation (hereinafter sometimes called the “Subsidiary Surviving Bank”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller Sub shall terminate. The Subsidiary Merger shall in all respects have the effects provided in Section 1.5 hereof.

1.2 Effective Time. The Parent Merger shall become effective on the later of the dates and times that the Articles of Merger are filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the MBCA and the Certificate of Merger is filed with the Delaware Secretary of State pursuant to Section 252(c) of the DGCL, such Articles of Merger and Certificate of Merger to be substantially in the forms attached hereto as Exhibit A (the “Parent Merger Documents”), unless a later date and time is specified as the effective time in such documents, provided, that the parties shall cause the Parent Merger to be effective no later than the day following the date on which the Closing occurs (the “Effective Time”). The Subsidiary Merger shall become effective upon the date and time specified in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) based on the Articles of Merger filed with the MCB and thereafter with the Mississippi Secretary of State, such Articles of Merger to be substantially in the form attached hereto as Exhibit B (the “Subsidiary Merger Document” and, together with the Parent Merger Documents, the “Merger Documents”). On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) shall take place at 10:00 a.m. no later than the fifth Business Day following the receipt of all necessary approvals and consents of any foreign, federal, state, local or other court, tribunal, body, board, administrative agency, arbitrator, mediator or commission or other governmental, prosecutorial, regulatory or self-regulatory authority (including stock exchanges) or instrumentality (“Governmental Entity”), and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Mergers specified in Article VI (other than the delivery of certificates, instruments and documents to be delivered at the Closing), at the offices of Acquiror, or at such other place, at such other time or on such other date as the parties may mutually agree upon (the “Closing Date”), provided, however, that if the Closing occurs at any time after such fifth Business Day following the receipt of all necessary approvals and consents, the Closing shall occur on the first Business Day of the next month after the date on which all conditions to closing described in this sentence are satisfied, unless the parties otherwise agree to a different date. For purposes of this Agreement, a Business Day (“Business Day”) is any day, other than a Saturday, Sunday or any other day that banks located in the State of Mississippi are not permitted to be open or are required to be closed. At the Closing, there shall be delivered to Acquiror, Acquiror Sub, Seller and Seller Sub the certificates and other documents required to be delivered under Article VI hereof.

1.3 The Articles of Incorporation and Bylaws of the Surviving Corporation and the Subsidiary Surviving Bank. The articles of incorporation and bylaws of Acquiror and Acquiror Sub, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation and the Subsidiary Surviving Bank, respectively, until thereafter changed or amended as provided therein and in accordance with applicable Law.

1.4 Directors and Officers.

(a) Prior to the Effective Time, the parties shall take all appropriate actions so that, as of the Effective Time, and subject to and in accordance with the Articles of Incorporation of Acquiror, as amended (the “Articles”), and the Restated Bylaws of Acquiror, as amended (the “Bylaws”), the number of directors of the Surviving Corporation shall be increased by one director and shall consist of the directors of Acquiror in office immediately prior to the Effective Time as well as one current director of Seller selected by Acquiror in its sole and absolute discretion after consultation with Seller (the “Seller Designee”), until the next annual meeting of the Surviving Corporation’s stockholders and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The Surviving Corporation’s board of directors shall consider in good faith the nomination for reelection of the Seller Designee at each subsequent annual meeting of the Surviving Corporation’s stockholders through the 2019 annual meeting. The officers of Acquiror shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b) Prior to the effective time of the Subsidiary Merger, the parties shall take all appropriate actions so that, as of the effective time of the Subsidiary Merger, and subject to and in accordance with the articles of incorporation and bylaws of Acquiror Sub, the number of directors of the Subsidiary Surviving Bank shall be increased by one director and shall consist of the directors of Acquiror Sub in office immediately prior to the effective time of the Subsidiary Merger as well as one current director of Seller Sub selected by Acquiror Sub in its sole and absolute discretion after consultation with Seller Sub (the “Seller Sub Designee”), until the next annual meeting of the Subsidiary Surviving Bank’s sole stockholder and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Subsidiary Surviving Bank. The Subsidiary Surviving Bank’s board of directors shall consider in good faith the nomination for reelection of the Seller Sub Designee at each subsequent annual meeting of the Subsidiary Surviving Bank’s sole stockholder through the 2019 annual meeting. The officers of Acquiror Sub shall, from and after the effective time of the Subsidiary Merger, continue as the officers of the Subsidiary Surviving Bank until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Subsidiary Surviving Bank.

1.5 Effect of the Mergers.

(a) At the Effective Time, the separate existence of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror, as the surviving corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller shall be vested in Acquiror, as the surviving corporation, as primary obligor therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller shall be continued by or against Acquiror, as the surviving corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror, as the surviving corporation.

(b) At the effective time of the Subsidiary Merger, the separate existence of Seller Sub shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller Sub shall be vested in Acquiror Sub, as the surviving bank, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller Sub shall be vested in Acquiror Sub, as the surviving bank, as primary obligor therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller Sub shall be continued by or against Acquiror Sub, as the surviving bank, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror Sub, as the surviving bank.

1.6 Tax Consequences. The parties acknowledge and agree that it is intended that the Parent Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as the “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Parent Merger to qualify as a “reorganization” under Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGERS ON THE CAPITAL STOCK OF THE CONSTITUENT

ENTITIES; EXCHANGE OF CERTIFICATES

2.1 Conversion of Shares.

(a) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of Acquiror, Seller or the holder of any of the following securities:

(i)	Each share of Acquiror Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall not be affected by the Parent Merger.

(ii)	Subject to the other provisions of this Article II, each share of Seller’s common stock, $0.01 par value per share (the “Seller Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 2.1(a)(v) and shares held by Dissenting Stockholders) shall, subject to adjustment pursuant to Section 2.1(a)(iv), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Acquiror Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, the term “Acquiror Common Stock” means the common stock, $5.00 par value per share, of Acquiror; the term “Exchange Ratio” means 0.6066.

(iii)	Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.1(b).

(iv)	If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of capital stock of Acquiror or Seller shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(v)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Acquiror or any subsidiary of Acquiror or Seller (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(b) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Parent Merger. In lieu of the issuance of fractional shares pursuant to Section 2.1(a), cash adjustments (without interest) will be paid to each holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Acquiror Common Stock otherwise issuable by (y) the weighted average of the closing sale prices of one share of Acquiror Common Stock as reported by the Nasdaq Global Select Market, for the 15 consecutive trading days ending on the trading day immediately prior to the Closing Date. No such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

2.2 Exchange of Seller Stock Certificates.

(a) Acquiror has appointed Computershare, Inc. to serve as exchange agent in connection with the Parent Merger for the purpose of exchanging shares of Seller Common Stock for the Merger Consideration (the “Exchange Agent”). At or immediately following the Effective Time, Acquiror shall deposit in trust with the Exchange Agent for the benefit of Seller’s stockholders the aggregate number of shares of Acquiror Common Stock equal to the aggregate Merger Consideration (such shares of Acquiror Common Stock, together with cash sufficient to make payments required with respect to fractional shares of Acquiror Common Stock in accordance with Section 2.1(b) and pay any dividends or distributions with respect to such Acquiror Common Stock in accordance with Section 2.4, the “Exchange Fund”). Acquiror shall deposit such shares of Acquiror Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares and immediately available funds for such cash in accordance with Section 2.1(b) and Section 2.4.

(b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to the former record holders of the shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) (other than shares held by Dissenting Stockholders): (i) a letter of transmittal (which letter shall specify that the delivery of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificate(s) formerly representing shares of Seller Common Stock (each a “Seller Stock Certificate”) to the Exchange Agent (or affidavits of loss in lieu of such certificate(s)) and shall otherwise be in form and substance reasonably satisfactory to Acquiror and the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of Seller Stock Certificate(s) in exchange for the Merger Consideration. After the Effective Time, upon surrender to the Exchange Agent by the holder thereof of the Seller Stock Certificate(s) issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the Exchange Agent on behalf of Acquiror shall deliver the Merger Consideration (in the form of an uncertificated share of Acquiror Common Stock, unless such holder specifically requests a certificated share) to each such holder in exchange for each such share plus a check in the amount (if any) equal to any cash that such holder has the right to receive pursuant to Section 2.1(b) and, if applicable, Section 2.4 hereof, without interest. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple letters of transmittal, provided that such Representative certifies that each such letter of transmittal covers all the shares of Seller Common Stock held by such Representative for a particular beneficial owner. Each Seller Stock Certificate so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Parent Merger until such holder surrenders his, her or its Seller Stock Certificate(s) (or affidavits of loss in lieu of such certificate(s)) for exchange as provided in this Section 2.2. After the Effective Time, each certificate that represented outstanding shares of Seller Common Stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former stockholders of Seller Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Merger Consideration in exchange for each such share as provided in this Article II. Acquiror shall instruct the Exchange Agent to promptly pay the Merger Consideration following the receipt of each letter of transmittal.

(c) Any portion of the Exchange Fund held by the Exchange Agent that remains unclaimed by the former stockholders of Seller for six months after the Effective Time shall be delivered to Acquiror upon demand, and any former stockholders of Seller who have not theretofore complied with this Section 2.2 shall thereafter look only to Acquiror for payment of their claims for Acquiror Common Stock, any cash in lieu of fractional shares of Acquiror Common Stock or any dividends or distributions with respect to Acquiror Common Stock (all without any interest thereon). Any Merger Consideration remaining unclaimed as of a date which is immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Acquiror free and clear of any claims or interest of any person or entity entitled thereto. Notwithstanding the foregoing, none of Acquiror, Seller, any subsidiary of Acquiror or Seller or the Exchange Agent or any other person shall be liable to any former holder of Seller Common Stock for shares of Acquiror Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Acquiror Common Stock delivered in good faith to public officials pursuant to any applicable abandoned property, escheat or similar Law.

(d) From and after the Effective Time, the holders of Seller Stock Certificate(s) shall cease to have any rights with respect to shares of Seller Common Stock represented thereby except as otherwise provided in this Agreement or by applicable Law. All rights to receive the Merger Consideration issued upon conversion of the shares of Seller Common Stock pursuant to this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Common Stock.

(e) If any portion of the Merger Consideration is to be issued to a person other than the person in whose name the shares of Seller Common Stock so surrendered are registered, it shall be a condition to such issuance that each Seller Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such issuance shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such issuance to a person other than the registered holder of such Seller Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Acquiror or the Exchange Agent shall be entitled to deduct and withhold, without duplication, from the consideration otherwise payable pursuant to this Agreement to any holder of Seller Common Stock such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under the Code, or any provision of Tax Law, with respect to the making of such payment and shall further be entitled to sell Acquiror Common Stock otherwise issuable pursuant to this Agreement to satisfy any such withholding requirement (which Acquiror Common Stock will be valued with respect to such withholding at the average of the high and low trading prices thereof on the day of such sale). To the extent the amounts are so withheld by Acquiror or the Exchange Agent and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Seller Common Stock in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent, as applicable.

(f) In the event any Seller Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Seller Stock Certificate(s) to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the posting by such person of a bond in such amount as either of them may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Seller Stock Certificate(s), the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Seller Stock Certificate(s) the Merger Consideration (together with a check in the amount (if any) of any dividends or distributions payable in accordance with Section 2.4).

(g) The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by Acquiror. Any interest and other income resulting from such investments shall be paid to Acquiror upon termination of the Exchange Fund pursuant to Section 2.2(c).

2.3 Dissenting Shares. No outstanding share of Seller Common Stock as to which the holder has exercised appraisal rights under Section 262 of the DGCL and did not vote for the adoption of this Agreement shall be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the DGCL, provided, such stockholder complies with the procedures and perfects the rights contemplated by and set forth in the applicable provisions of the DGCL. Seller shall give Acquiror notice as promptly as practicable upon receipt by Seller of any such written demands for payment of the fair value of such shares of the Seller Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the DGCL (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Acquiror and Seller shall reasonably cooperate in all negotiations and proceedings with respect to any such demands or notices by a Dissenting Stockholder. Seller shall not, without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder’s shares of Seller Common Stock shall be automatically converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

2.4 Rights as Stockholders. All shares of Acquiror Common Stock to be issued as Merger Consideration shall be deemed issued and outstanding as of the Effective Time. Former stockholders of Seller and any other persons who are entitled to receive Acquiror Common Stock as a result of the Parent Merger will be able to vote after the Effective Time at any meeting of Acquiror stockholders or pursuant to any written consent procedure the number of whole shares of Acquiror Common Stock into which their shares of Seller Common Stock are converted, regardless of whether they have exchanged their Seller Stock Certificates. In addition, whenever a dividend or other distribution is declared by Acquiror on the Acquiror Common Stock with a record date after the Effective Time, the declaration shall include dividends or other distributions on all shares of Acquiror Common Stock issuable hereunder, but no stockholder will be entitled to receive his, her or its distribution of such dividends or other distributions until physical exchange of such stockholder’s Seller Stock Certificates shall have been effected. Upon exchange of a stockholder’s Seller Stock Certificates, any such person shall be entitled to receive from Acquiror an amount equal to all dividends or other distributions (without interest thereon less the amount of any taxes, if any, that have been withheld by, imposed on or paid by Acquiror or the Exchange Agent with respect to such dividends) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former stockholders of Seller shall not be entitled to receive any dividend on their Acquiror Common Stock with respect to any period for which Acquiror paid a dividend prior to the Effective Time.

2.5 Stock Transfer Records. Prior to the Effective Time, Seller shall continue to maintain its stock transfer records and to transfer and replace stock certificates in accordance with its existing policies and past practices with regard to such transfers and replacements. From and after the Effective Time, there shall be no further registration or transfers on the stock transfer books of Seller or Acquiror of shares of Seller Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Seller Common Stock that occurred prior to the Effective Time. If after the Effective Time, the Seller Stock Certificates are presented for transfer to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

2.6 Subsidiary Merger. At the effective time of the Subsidiary Merger, each share of common stock, $5.00 par value per share, of Seller Sub (the “Seller Sub Common Stock”) issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall automatically be cancelled and there shall be no conversion or exchange of, or consideration paid or issued for, such Seller Sub Common Stock. The certificate or certificates for such Seller Sub Common Stock shall be surrendered and cancelled. All of the shares of Acquiror Sub issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall remain issued and outstanding after the effective time of the Subsidiary Merger and shall be unaffected by the Subsidiary Merger.

2.7 Seller Stock Options, Seller Restricted Stock and Related Matters.

(a) At the Effective Time, by virtue of the Parent Merger and without any action on the part of the holders thereof, each option to purchase shares of Seller Common Stock (collectively, “Seller Stock Options”) granted by Seller under the Metropolitan BancGroup, Inc. 2007 Stock Incentive Plan (the “Seller Stock Plan”) or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be cancelled and converted into an obligation of Acquiror to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Seller Stock Option, a cash payment, without interest, equal to the product of (i) the total number of shares of Seller Common Stock subject to such Seller Stock Option, multiplied by (ii) the excess, if any, of $25.50 over the exercise price per share of Seller Common Stock subject to such Seller Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax. No holder of a Seller Stock Option that has an exercise price per share of Seller Common Stock that is equal to or greater than $25.50 shall be entitled to any payment with respect to such cancelled Seller Stock Option before, on, or after the Effective Time. Acquiror shall pay (or cause to be paid) to the holders of Seller Stock Options the cash payments described in this Section 2.7(a) on or as soon as reasonably practicable after the Closing Date, but in any event within ten Business Days following the Closing Date.

(b) At the Effective Time, each share of Seller Common Stock subject to restrictions on transfer and/or forfeiture granted under the Seller Stock Plan or otherwise (“Seller Restricted Stock”) that is outstanding immediately prior to the Effective Time shall become fully vested and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less the amount of any required withholding Tax, in accordance with Section 2.1(a)(ii).

(c) Before the Effective Time, Seller’s compensation committee of its board of directors shall adopt such resolutions or take such other actions as may be reasonably required to effect the transactions described in this Section 2.7.

(d) Prior to the Effective Time, Seller shall notify each holder of Seller Stock Options and/or Seller Restricted Stock (which form notices shall be provided to Acquiror for review and comment in advance of distribution to holders of Seller Stock Options and/or Seller Restricted Stock) stating that such holder’s Seller Stock Options and/or Seller Restricted Stock shall be treated in the manner set forth in Section 2.7(a) and (b) hereof, respectively, and shall use its reasonable best efforts to obtain from such holder a written acknowledgement of the receipt of such Seller notice.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

Except as disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Seller and Seller Sub delivered herewith (the “Seller Disclosure Schedule”) (provided, that each exception set forth in the Seller Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)), Seller and Seller Sub, jointly and severally, represent and warrant as of the date hereof to Acquiror and Acquiror Sub as set forth in this Article III. The Seller Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article III. The phrase “provided to Acquiror”, “delivered to Acquiror” or “made available to Acquiror” or any phrase of similar import means that Seller or Seller Sub has delivered, provided access to or made certain items available for review and copying to Acquiror, Acquiror Sub or their counsel. For purposes of this Article III, the phrase “to the Knowledge of Seller,” the phrase “to Seller’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the officers of Seller and Seller Sub listed on Seller Disclosure Schedule 3 after reasonable investigation.

3.1 Corporate Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect. The term “Seller Material Adverse Effect” shall mean any change, state of facts, circumstance, event or development which, individually or in the aggregate, would reasonably be expected to either (i) materially impair Seller’s or Seller Sub’s ability to perform its obligations under this Agreement or consummate the Mergers on a timely basis or (ii) have a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Seller, Seller Sub or any of the other Subsidiaries, taken individually or as a whole, other than, as to subpart (ii), (A) effects resulting from the impact of any action taken by Seller or any of the Subsidiaries with the prior written consent of Acquiror or required expressly by this Agreement or any action not taken by Seller or any of its Subsidiaries to the extent such action is expressly prohibited by this Agreement without the prior written consent of Acquiror and Acquiror has not consented to such action; (B) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (C) changes in accounting principles generally accepted in the United States of America (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally; (D) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (E) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (F) changes in general economic, market, political or regulatory conditions in the United States; (G) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof; (H) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (I) the impact of the announcement of this Agreement, the Mergers and the other transactions contemplated hereby; provided, that as to each of clauses (B), (C), (E), (F) or (H), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Seller or Seller Sub as compared to other financial institutions or their holding companies. Seller is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and (together with Seller Sub) is a member in good standing of the Federal Home Loan Bank of Dallas and owns the requisite amount of stock therein. Seller has furnished or made available to Acquiror true and complete copies of the certificate of incorporation and bylaws (or comparable organizational documents) of Seller and each of the Subsidiaries as in effect on the date hereof.

(b) Seller Disclosure Schedule 3.1(b) lists the direct and indirect subsidiaries of Seller (collectively, the “Subsidiaries”), in which Seller owns, directly or indirectly, all of the issued and outstanding shares or other equity interests therein. Seller Sub is a state banking corporation duly incorporated, validly existing and in good standing under the laws of the State of Mississippi. Seller Sub is not a member of the Federal Reserve System. Seller Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(c) Each of the Subsidiaries other than Seller Sub, is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of the Subsidiaries has the requisite corporate, limited liability company or trust power and authority, as applicable, to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(d) Other than as listed on Seller Disclosure Schedule 3.1(b) and Seller Sub’s ownership of stock of the Federal Home Loan Bank of Dallas, Seller does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

3.2 Capitalization. The authorized capital stock of Seller consists of (i) 20,000,000 shares of Seller Common Stock, of which 7,446,560 shares are issued and outstanding, including 90,170 shares of Seller Restricted Stock,

1,192,000 shares are reserved for issuance pursuant to the Seller Stock Plan (of which 913,419 shares are subject to outstanding Seller Stock Options) and no shares are held in treasury as of the date hereof, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. The authorized capital stock of Seller Sub consists of 200,000 shares of Seller Sub Common Stock. All issued and outstanding shares of Seller Common Stock and all issued and outstanding shares of Seller Sub Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, and there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to Seller Common Stock or Seller Sub Common Stock. All outstanding shares of Seller Common Stock and all outstanding shares of the capital stock of Seller Sub have been issued in material compliance with applicable federal and state securities Laws, and none of the outstanding shares of capital stock or other security of Seller has been issued in violation of any preemptive rights of the current or past stockholders of Seller. All of the outstanding shares of Seller Sub Common Stock are owned by Seller free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for outstanding Seller Stock Options, neither Seller, Seller Sub nor any of the other Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Seller Common Stock or Seller Sub Common Stock or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Seller stockholders may vote are outstanding.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the stockholders of Seller and Seller Sub, Seller and Seller Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, have been duly and validly approved by the unanimous vote of the Boards of Directors of Seller and Seller Sub, as applicable, and the Board of Directors of Seller has determined to recommend that the stockholders of Seller adopt and approve the Parent Merger and the transactions contemplated hereby. Except for the approval of Seller’s stockholders of this Agreement and the other transactions contemplated hereby on substantially the terms and conditions set forth in this Agreement, no other corporate or similar proceedings on the part of Seller are necessary to consummate the transactions so contemplated other than the filing of the Parent Merger Documents as contemplated in Section 1.2. Except for the approval of Seller Sub’s sole stockholder of this Agreement and the transactions contemplated hereby on substantially the terms and conditions set forth in this Agreement, no other corporate or similar proceedings on the part of Seller Sub are necessary to consummate the transactions so contemplated other than the filing of the Subsidiary Merger Document as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Seller and Seller Sub, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Seller and Seller Sub, as applicable, enforceable against Seller and Seller Sub, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, except that the availability of equitable remedies (including specific performance and injunctive relief) is within the discretion of the court before which any proceeding may be brought (the “Bankruptcy and Equity Exception”).

(b) None of the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Sub, as applicable, nor the consummation by Seller or Seller Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, nor compliance by Seller or Seller Sub with any of the terms or provisions hereof or thereof, will (i) assuming that the stockholder approvals referred to in Section 3.3(a) have been obtained, violate any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Seller, Seller Sub or any other Subsidiary; (ii) assuming that the consents and approvals set forth in Section 3.3(c) are duly obtained, violate any (A) federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Law”), to which Seller, Seller Sub or any of the other Subsidiaries is subject or (B) any judgment, order, writ, decree or injunction applicable to Seller or Seller Sub or any of their respective properties or assets; or (iii) except as provided in Seller Disclosure Schedule 3.3(b), assuming the consents and approvals set forth in Section 3.3(c) are duly obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Seller or the Subsidiaries under any of the terms, conditions or provisions of the Seller Agreements or any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of the Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to clauses (ii) and (iii) above, such as individually or in the aggregate would not reasonably be likely to have a Seller Material Adverse Effect.

(c) Except for consents and approvals of or filings or effective registrations with or notices to the Secretary of State of the State of Mississippi, the Secretary of State of the State of Delaware, the MCB, the Securities and Exchange Commission (the “Commission”), other applicable state and federal securities commissions, agencies and other similar regulatory bodies (including Nasdaq, the Financial Industry Regulatory Authority (“FINRA”) and other industry self-regulatory organizations), the Federal Reserve Board (the “FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the Federal Trade Commission, the Department of Justice, the stockholders of Seller and Seller Sub, and such other consents or approvals of or filings or effective registrations with or notices to any non-governmental third party which the failure to make or obtain, individually or in the aggregate, would not reasonably be likely to have a Seller Material Adverse Effect, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Seller or Seller Sub in connection with (i) the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Sub, as applicable, (ii) the consummation by Seller of the Parent Merger and the other transactions contemplated hereby and by the Parent Merger Documents, and (iii) the consummation by Seller Sub of the Subsidiary Merger and the other transactions contemplated hereby and by the Subsidiary Merger Document. As of the date of this Agreement, Seller has no Knowledge of any reason why any requisite regulatory approvals to be obtained by it (i) should not be granted on a timely basis or (ii) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of assets) which could cause a Seller Material Adverse Effect.

(d) No “business combination moratorium,” “control share acquisition,” “fair price,” or other form of federal or state antitakeover Law (collectively, “Takeover Laws”) is applicable to this Agreement and the transactions contemplated hereby.

3.4 Financial Statements.

(a) Seller has previously delivered to Acquiror true and correct copies of the audited consolidated balance sheets of Seller as of December 31, 2015 and 2014 and the related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, in each case accompanied by the audit reports of Horne LLP, independent public accountants, as well as the unaudited consolidated balance sheet of Seller as of September 30, 2016 and the related unaudited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the nine months ended September 30, 2016. The consolidated financial statements of Seller referred to herein (including the related notes, where applicable) (the “Seller Financial Statements”), (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (ii) fairly present in all material respects the financial position of Seller at the respective dates thereof and the results of Seller’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to the omission of footnotes and normal and year-end audit adjustments as permitted by GAAP, none of which adjustments, to the extent they relate to Seller’s or Seller Sub’s capital ratios, will be material.

(b) Except to the extent reflected, disclosed or reserved against in the Seller Financial Statements or immaterial liabilities incurred since September 30, 2016 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Accounting Standards Codification Topic 450, Contingencies), neither Seller nor any of the Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise and whether due or to become due, that is material to the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Seller and the Subsidiaries, taken individually or as a whole.

(c) Since January 1, 2013 (i) neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to Seller’s board of directors or any committee thereof or to any of Seller’s directors or officers.

3.5 Absence of Certain Changes or Events. There has not been any material change in the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Seller and any of the Subsidiaries, taken individually or as a whole, since September 30, 2016, other than in connection with: (i) any change in banking or similar Laws of general applicability to banks or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industry; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

3.6 Legal Proceedings. Except as provided in Seller Disclosure Schedule 3.6, neither Seller nor any of the Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Seller or any of the Subsidiaries, other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries is a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect.

3.7 Taxes and Tax Returns.

(a) Each of Seller and the Subsidiaries has duly and timely filed all Tax Returns required to be filed (taking into account all applicable extensions of time in which to file), and all such Tax Returns were correct and complete in all material respects. Each of Seller and the Subsidiaries has duly paid all Taxes that were due and payable other than Taxes which (i) are being contested in good faith through appropriate proceedings (and are set forth on Seller Disclosure Schedule 3.7(a)) and (ii) have not finally been determined. Seller and Seller Sub have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, in accordance with GAAP. Except as set forth on Seller Disclosure Schedule 3.7(a), no Tax Return filed of Seller or any of its Subsidiaries is under examination by any Governmental Entity or is the subject of any administrative or judicial proceeding, and no written notice of assessment, proposed assessment or unpaid Tax deficiency has been received by or asserted against Seller or any of its Subsidiaries by any Governmental Entity that has not been resolved and paid in full. No written claim has been made by any Governmental Entity in any jurisdiction where the Seller or any of its Subsidiaries does not file Tax Returns that it is, or may be, subject to Tax in that jurisdiction that has not been resolved. The federal income Tax Returns of Seller and the Subsidiaries for all taxable periods ended on or prior to December 31, 2012 are closed to examination due to the expiration of the applicable statute of limitations, and the Delaware and Mississippi franchise Tax Returns of Seller and the Subsidiaries, as applicable, respectively, for all taxable periods ended on or prior to December 31, 2012 are closed to examination due to the expiration of the statute of limitations. Neither Seller nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect.

(b) Neither Seller nor any of the Subsidiaries (i) has requested any extension of time within which to file any Tax Return which Tax Return has not since been filed; (ii) is a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes, which agreement, arrangement or understanding required Seller or any of the Subsidiaries to make payments after January 1, 2017 or could require Seller or any of the Subsidiaries to make any payments after the Effective Time (other than such an agreement or arrangement exclusively between or among the Seller and its Subsidiaries that is set forth on Seller Disclosure Schedule 3.7(b)); (iii) has initiated a change in accounting method (nor does Seller or Seller Sub have any Knowledge that the Internal Revenue Service (the “IRS”) has proposed any such change of accounting method), as contemplated by Section 481 of the Code; (iv) has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years; (v) has ever been a member of a consolidated, combined or unitary Tax group (other than a group of which Seller is or was the common parent) or has any liability for Taxes of any other entity under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law); (vi) has ever engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); or (vii) is an S corporation within the meaning of Section 1361(a) of the Code.

(c) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments imposed by any taxing authority (domestic or foreign), including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of a similar kind, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign). For purposes of this Agreement, “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity

(d) No liens for Taxes exist upon, or with respect to, any of the assets or properties of Seller or any of the Subsidiaries, except for liens for Taxes not yet due and payable.

(e) None of the assets of Seller or any of the Subsidiaries (i) is tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) directly or indirectly secures any debt the interest on which is exempt under Section 103(a) of the Code or (iii) is property that is required to be treated as being owned by a person (other than Seller or the applicable Subsidiary) pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately before the enactment of the Tax Reform Act of 1986.

(f) Neither Seller nor any of the Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to (i) a change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law) prior to the Effective Time, (ii) an installment sale or open transaction disposition made on or entered into prior to the Effective Time, (iii) a prepaid amount received on or prior to the Closing Date, (iv) a “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or (v) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(g) Seller and the Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(h) Except as set forth on Seller Disclosure Schedule 3.1(b), neither Seller nor any of the Subsidiaries is a partner or a member of any partnership, joint venture or any other entity classified as a partnership for federal income tax purposes.

(i) All Taxes that Seller and any of the Subsidiaries is or was required by applicable Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person, including with respect to any employee or independent contractor.

(j) Seller is not aware of any fact or circumstance that would reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.8 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement or agreement of Seller or any of the Subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in Seller Disclosure Schedule 3.8(a), and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”)), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which either Seller or any of the Subsidiaries has any liability that cover current or former officers or employees (“Employees”) or current or former directors of Seller and any of the Subsidiaries, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified, are listed in Seller Disclosure Schedule 3.8(a) (the “Seller Plans”). Seller has furnished or made available to Acquiror true and complete copies or descriptions of each Seller Plan together, if applicable, with (i) all amendments, supplements, funding arrangements, policies, or other related documents thereto, (ii) the most recent summary plan description for each such Seller Plan for which a summary plan description is required, (iii) any applicable trust agreement, (iv) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Seller Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Seller Plan”), (v) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (vi) the most recent determination, advisory or opinion letter or ruling, if any, issued by the IRS with respect to any Qualified Seller Plan and a description of any open requests for rulings, statements or letters that pertain to any such Qualified Seller Plan and (vii) any material written communications within the past six plan years to or from the IRS or any Governmental Entity with respect to any Seller Plan.

(b) (i) Each Seller Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008 and the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect; (ii) at all times after December 31, 2004, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect, each Seller Plan that constitutes or includes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code and is not otherwise exempt from Section 409A of the Code has been operated in compliance with the applicable provisions of Section 409A of the Code and each such Seller Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Seller Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering the qualified status of such Qualified Seller Plan or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Seller Plan; (iv) except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect, all filings required by ERISA and the Code to be made to the IRS or Department of Labor as to each Seller Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code, including notice by any Seller Plan grandfathered under the Patient Protection and Affordable Care Act, have been timely provided; (v) neither Seller nor any of the Subsidiaries has any liability to the IRS with respect to any Seller Plan, including any liability imposed by Chapter 43 of the Code, that, either individually or in the aggregate, would reasonably be expected to result in a Seller Material Adverse Effect; (vi) as of the date hereof, there is no pending or, to the Knowledge of Seller, threatened claim, administrative proceeding or litigation relating to any Seller Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vii) neither Seller nor any of the Subsidiaries has engaged in a transaction with respect to any Seller Plan subject to ERISA (an “ERISA Plan”) that could reasonably be expected to subject Seller or any of the Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA that, either individually or in the aggregate, would reasonably be expected to result in a Seller Material Adverse Effect; (viii) neither Seller nor any ERISA Affiliate of Seller within the last six (6) years has sponsored, maintained, or contributed to a plan, including any Seller Plan, which is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or subject to Title IV of ERISA, and Seller has no Knowledge of any facts, circumstances, or reportable events that could reasonably be expected to give rise to any material liability of Acquiror to the IRS or the Pension Benefit Guaranty Corporation under Title IV of ERISA; and (ix) neither Seller nor any of the Subsidiaries has contributed to or been obligated to contribute to, within the last six (6) years, any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity, which together with Seller or any of its Subsidiaries, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All material contributions required to be made by Seller or any of the Subsidiaries under the terms of any of their Seller Plans, as of the date hereof, have been timely made when due, and all obligations and liabilities under such Seller Plans that have accrued but are not due have been reflected in accordance with GAAP in the Seller Financial Statements.

(d) Except as otherwise set forth in Seller Disclosure Schedule 3.8(d), neither Seller nor Seller Sub has any material obligation to provide medical, health, dental, vision, life insurance, or disability benefits under any Seller Plan for any period after termination of employment, except as may be required by Section 4980B of the Code or Section 601 of ERISA or similar state or local law. Seller may amend or terminate any health or life benefit plan maintained by it at any time without incurring any liability thereunder other than in respect of vested benefits accrued and claims incurred prior to or in connection with such amendment or termination pursuant to the terms of such plans and other than administrative and other expenses normally and typically required as part of a similar amendment or termination.

(e) For the current fiscal year, there has been no amendment to, to Seller’s Knowledge, announcement by Seller or any of the Subsidiaries relating to, or, to Seller’s Knowledge, change in employee participation or coverage under, any Seller Plan which would materially increase the expense of maintaining such Seller Plan, either, individually or in the aggregate, in a way that would reasonably be expected to result in a Seller Material Adverse Effect. Except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Seller or Seller Sub nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Seller Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of the sponsor of the Seller Plan, to merge, amend or terminate any Seller Plan in accordance with its terms; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; or (iv) cause Seller or any of the Subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

Without limiting the generality of the foregoing, except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Seller or Seller Sub nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will result in amounts paid or payable that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(f) Except as set forth on Seller Disclosure Schedule 3.8(f), there are no outstanding compensatory equity awards, including any contracts or arrangements awarding stock options, stock appreciation rights, restricted stock, deferred stock, phantom stock or any other equity or equity-based compensation to any employee, officer, director, consultant or other service provider of or to Seller or the Subsidiaries. With respect to the Seller Stock Options, (i) the per share exercise price of all such options is equal to or greater than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Seller Common Stock as of their effective grant date and (ii) the effective date of grant of all such options was either the date of approval by Seller’s board of directors or the compensation committee of Seller’s board of directors or a later date specified by such board of directors or compensation committee, as applicable.

3.9 Regulatory Reports.

(a) Neither Seller nor any of the Subsidiaries is required to file or furnish annual, quarterly or other reports with the Commission or the FDIC pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”).

(b) Since January 1, 2013, Seller and Seller Sub have duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the MCB, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Sub, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such monthly, quarterly and annual reports, forms, correspondence, registrations and statements or to pay such fees and assessments, individually or in the aggregate, is not reasonably likely to have a Seller Material Adverse Effect. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Seller has delivered or made available to Acquiror accurate and complete copies of such reports, forms, correspondence, registrations and statements. There is no unresolved violation, criticism or exception by the MCB, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Sub with respect to any such report or relating to any examination or inspection of Seller or Seller Sub which would reasonably be expected to have, either individually or in the aggregate, a Seller Material Adverse Effect. Other than its normal examinations, there is no proceeding, examination or investigation pending or, to the Knowledge of Seller, threatened by any Governmental Entity with respect to Seller’s business or operations.

3.10 Seller Information. None of the information relating to Seller and the Subsidiaries provided or to be provided by Seller or Seller Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus and/or in the registration statement on Form S-4, in which the Proxy Statement/Prospectus will be included as a part thereof, to be filed by Acquiror with the Commission in connection with the solicitation of the approval of this Agreement and the transactions contemplated hereby by the stockholders of Seller, as amended or supplemented (or on any successor or other appropriate schedule or form) (the “Registration Statement”), or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, as of the date the Proxy Statement/Prospectus is first mailed to Seller’s stockholders or at the time of the Special Meeting, or at the time the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “1933 Act”), or at the Effective Time, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Proxy Statement/Prospectus, the Registration Statement or such other applications, notifications or other documents supplied by Acquiror or Acquiror Sub for inclusion or incorporation by reference therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.11 Compliance with Applicable Law.

(a) Each of Seller and the Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities, that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except for such failures to have such permits, licenses, certificates of authority, orders and approvals of, to make all filings, applications and registrations with Governmental Entities or to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. To the Knowledge of Seller, no suspension or cancellation of any of the same is threatened.

(b) Neither Seller nor any of the Subsidiaries is (i) in violation of (A) its respective certificate of incorporation or bylaws (or comparable organizational documents) or any other governing instrument, or (B) any Law of any Governmental Entity material to the business or operations of Seller or any of the Subsidiaries or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity material to the business or operations of Seller or any of the Subsidiaries, except in the case of clause (i)(A) such violations which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries has received any written notice from any Governmental Entity asserting that Seller or any of the Subsidiaries is in violation of or default with respect to any of the foregoing, except for such violations or defaults which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing. Neither Seller nor Seller Sub participated in the United States Department of the Treasury’s Capital Purchase Program or its Community Development Capital Initiative.

(c) Without limiting the generality of the foregoing, each of Seller and Seller Sub is in compliance with applicable Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Truth in Lending Act, Sections 23A and 23B of the Federal Reserve Act or the regulations implementing such Laws, all applicable Financial Crimes Enforcement Network requirements, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans, except when the failure to be in compliance would not reasonably be likely to have a Seller Material Adverse Effect. Neither Seller nor any of its Subsidiaries has been advised in writing of any material supervisory criticisms regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines. Each of Seller and Seller Sub has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). Seller and Seller Sub have neither had nor suspected any material incidents of fraud or defalcation during the last two years.

3.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Seller Sub are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (the “FDIA”), and Seller Sub has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Seller, has been threatened by the FDIC against Seller or Seller Sub with respect to the termination of such insurance. As of the date hereof, other than reciprocal deposit accounts obtained through Promontory Interfinancial Network, LLC, none of Seller Sub’s deposits or deposits of any of its Subsidiaries are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

3.13 Certain Contracts.

(a) Except as disclosed in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or any of the Subsidiaries or the guarantee by Seller or any of the Subsidiaries of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller or any of the Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party or by which any of them is bound which limits the freedom of Seller or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by Law or any Governmental Entity); (v) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the FRB, the FDIC or any other regulatory agency (and no such agreement, memorandum or order imposes any obligation on Seller or any of the Subsidiaries to make any additional capital contributions); (vi) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by Seller or Seller Sub with any other person; (vii) any purchase and assumption agreement with the FDIC; or (viii) any other agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party and which is material to the business, operations assets, liabilities, condition (financial or otherwise) or results of operations of Seller and the Subsidiaries, taken individually or as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral (each such agreement listed, or required to be listed, in this Section 3.13(a) is referred to herein as a “Seller Agreement”). Except as set forth in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Subsidiaries is a party to any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of Seller or Seller Sub (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by Seller or Seller Sub).

(b) Neither Seller nor any of the Subsidiaries is in default or in non-compliance under any Seller Agreement, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance, except for such default or non-compliance which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Each Seller Agreement is valid, binding and enforceable against, as applicable, Seller or any Subsidiary and, to the Knowledge of Seller, the other parties thereto in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception, and is in full force and effect in accordance with its terms and all rents and other monetary amounts that may have become due and payable thereunder have been paid, except for such failures to be valid, binding and enforceable, to be in full force and effect or to have paid all rents and other monetary amounts which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect.

3.14 Properties and Insurance.

(a) All of the tangible assets and other personal property owned or leased by Seller or any of the Subsidiaries or presently used by either of them in their respective business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Seller and Seller Sub in the ordinary course consistent with past practices. Seller and each of the Subsidiaries have title and, as to owned real property, good and marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s consolidated unaudited balance sheet as of September 30, 2016 or owned and acquired subsequent thereto (except for such assets and properties that have been disposed of for fair value in the ordinary course of business since September 30, 2016), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated balance sheet; (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith and for which adequate reserves have been made in the Seller Financial Statements; (iii) liens for real property Taxes not yet due and payable; (iv) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Seller and Seller Sub, taken individually or as a whole; and (v) with respect to owned real property, (x) easements, rights-of-way, covenants, consents, restrictions, encroachments, variations and other restrictions, charges or encumbrances (whether recorded or not) that do not interfere materially with the ordinary course of Seller’s business or the business of any Subsidiary at such property, (y) building restrictions, zoning laws and other Laws, now or at any time hereafter adopted by any Governmental Entity having jurisdiction that do not materially interfere with the ordinary course of Seller’s or Seller Sub’s business, or (z) imperfections or irregularities of title noted in title reports delivered to Acquiror prior to the date hereof (items (i) – (v) are collectively referred to herein as “Permitted Liens”). Seller and each of the Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all respects as presently occupied, used, possessed and controlled by Seller and such Subsidiaries. Seller Disclosure Schedule 3.14(a) sets forth an accurate listing of each lease pursuant to which Seller or any of the Subsidiaries acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same. Neither Seller nor any of the Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

(b) Seller Disclosure Schedule 3.14(b) sets forth a list of all policies of fire, theft, public liability, business interruption and other insurance (including fidelity bonds insurance) maintained by Seller and the Subsidiaries as of the date hereof. The business operations and all insurable properties and assets of Seller and the Subsidiaries are insured for their benefit against all risks (including flood) which, to the Knowledge of Seller, should be insured against, in each case, under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, to the Knowledge of Seller, adequate for the business engaged in by Seller and such Subsidiaries. As of the date hereof, neither Seller nor any of the Subsidiaries has received any written notice of cancellation or written notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, all premiums and other payments due under any such policy or bond have been paid, no coverage thereunder is being disputed, and all material claims thereunder have been or will be filed in a timely fashion.

3.15 Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

“Environmental Law” means any Law, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (1) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource); and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term “Environmental Law” includes (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local Laws, and (2) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include petroleum (including crude oil or any fraction thereof), friable asbestos, radioactive material and polychlorinated biphenyls, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean or include any of such naturally occurring in any ambient air, surface water, ground water, land surface or surface strata.

“Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by a person or its subsidiaries or those properties which serve as collateral for loans owned by a person or its subsidiaries.

(i) Neither Seller nor any of the Subsidiaries has been or is in violation of or liable under any Environmental Law, (ii) none of the Loan Portfolio Properties and Other Properties Owned by Seller or Seller Sub has been or is in violation of or, to the Knowledge of Seller, liable under any Environmental Law, and (iii) there are no actions, suits, demands, written notices, claims, investigations or proceedings pending or, to the Knowledge of Seller, threatened, relating to the Loan Portfolio Properties and Other Properties Owned by Seller or Seller Sub under any Environmental Law, including any notices, demand letters or written requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

3.16 Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on Seller’s consolidated balance sheets included in the Seller Financial Statements is in compliance with Seller’s existing methodology for determining the adequacy of its allowance for loan losses and was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, adequate in all material respects as of their respective dates under the requirements of GAAP and the standards formally established by applicable Governmental Entities to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated balance sheets included in the Seller Financial Statements was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by GAAP.

3.17 Minute Books. Since January 1, 2013, the minute books, including any attachments thereto, of Seller and the Subsidiaries contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by their respective boards of directors or comparable governing bodies (including committees thereof) and stockholders, members or trustees, as applicable.

3.18 Affiliate Transactions. Except for (i) deposit agreements entered into in the ordinary course of business with customers of Seller Sub; (ii) loans covered by the second sentence of Section 3.23(a); and (iii) obligations under employee benefit plans set forth on Seller Disclosure Schedule 3.8(a), and except as specifically contemplated by this Agreement, since January 1, 2013, neither Seller nor any of the Subsidiaries has engaged in or agreed to engage in (whether in writing or orally) any transaction with any “affiliate,” as such term is defined in Rule 405 under the 1933 Act.

3.19 Internal Controls. Seller and the Subsidiaries have implemented and maintain in accordance with applicable Law a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and which includes policies and procedures that (i) all transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) access to Seller’s assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences. Seller has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Seller’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting.

3.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts (including commitments to sell mortgage loans) and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for Seller’s own account or for the account of one or more of Seller Sub or its customers, were entered into, to the Knowledge of Seller, (i) in accordance with prudent business practices and all applicable Laws and (ii) with counterparties reasonably believed at the time to be financially responsible; and each of the Risk Management Instruments are valid and legally binding obligations of Seller or Seller Sub; and are enforceable in accordance with their terms (except as limited by the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be likely to result in a Seller Material Adverse Effect, Seller and its Subsidiaries have in place risk management policies and procedures sufficient in scope and operation to protect against risks of the type and in amounts reasonably expected to be incurred by entities of similar size and in similar lines of business as Seller or the applicable Subsidiary. Seller and Seller Sub have duly performed in all material respects all of their obligations under Risk Management Instruments to the extent such obligations to perform have accrued. To the Knowledge of Seller, there are no breaches, violations or defaults, or allegations or assertions thereof by any party thereunder. Without limiting the generality of the foregoing, as of the date hereof, no events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require Seller or Seller Sub to repurchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to that effect.

3.21 Opinion. Prior to the execution of this Agreement, the board of directors of Seller has received the oral opinion (to be confirmed in writing) of its financial advisor, Raymond James & Associates, Inc., to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Seller Common Stock. Seller shall furnish an accurate and complete copy of such opinion to Acquiror, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22 Broker Fees. Except as set forth in Seller Disclosure Schedule 3.22, neither Seller nor any of the Subsidiaries nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

3.23 Loans.

(a) All of the loans and other evidences of indebtedness (including commitments to extend credit) held in Seller’s, Seller Sub’s or any Subsidiaries’ loan portfolio are valid and properly documented in all material respects by notes, agreements and other evidences of indebtedness and were solicited and originated, and are and have been administered and serviced, in the ordinary course of business consistent with Seller and Seller Sub’s underwriting standards, and the security therefor, if any, is valid and properly perfected in all material respects, and no material collateral has been released from the lien granted to Seller and Seller Sub with respect to any such loans unless approved by Seller and Seller Sub and documented in their files. All loans and extensions of credit that have been made by Seller Sub that are subject to Section 22(h) of the Federal Reserve Act, as amended, and Regulation O (12 C.F.R. Part 215) promulgated thereunder, comply therewith in all material respects. There are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O. Neither the terms of such loans nor any of the loan documentation nor the manner in which such loans have been originated, administered and serviced nor Seller’s procedures and practices of approving or rejecting loan applications violates in any material respect any Law applicable thereto. Seller and Seller Sub have full power and authority to hold such loans and have good and valid title to all such loans, free and clear of any liens (other than liens in the ordinary course of business to the FHLB or the Federal Reserve Bank of Atlanta), and the principal balance of each such loan as shown on the books and records of Seller and Seller Sub is true and correct as of the last date shown thereon. To the Knowledge of Seller, each such loan is enforceable against the obligor(s) thereunder in accordance with its terms, in each such case subject to the Bankruptcy and Equity Exception, except for such unenforceability which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. All such loans will continue in full force and effect immediately after the Effective Time, other than any loans that are paid or otherwise satisfied in full after the date hereof and prior to the Effective Time, except for such failure to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. For purposes of this Section 3.23, the term “loans” includes the documents relating in any way to such loans, including loan applications, notes or borrowing arrangements (including leases, credit enhancements, commitments and interest-bearing assets), security agreements, deeds of trust, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing. The electronic data files delivered by Seller to Acquiror with respect to all outstanding Seller loans are true, correct and complete in all material respects as of the date provided to or made available to Acquiror.

(b) Neither Seller nor Seller Sub is a party to any agreement or arrangement with (or otherwise obligated to) any third party which obligates Seller or Seller Sub, as applicable, to repurchase from such third party any loan or other asset of Seller or Seller Sub, as applicable, unless there is a material breach of a representation or covenant by Seller or Seller Sub, as applicable. None of the agreements pursuant to which Seller has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein or to pursue any other form of recourse against Seller solely on account of a payment default by the obligor(s) of such loans. Seller Disclosure Schedule 3.23(b) sets forth all claims made or, to the Knowledge of Seller, threatened, for repurchases of home mortgage loans sold to third parties.

(c) Since January 1, 2013, neither Seller nor any of its Subsidiaries has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(d) Since January 1, 2013, neither Seller nor any of its Subsidiaries has acquired or disposed of any pool of Seller loans, other than related to its mortgage purchase business in the ordinary course of business.

(e) Since January 1, 2013, neither Seller nor any of its Subsidiaries has been subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer loans.

(f) Seller Disclosure Schedule 3.23(f) sets forth a list of (i) each Seller loan that as of September 30, 2016 had an outstanding balance and/or unfunded commitment of $100,000 or more and that as of such date (A) was contractually past due 60 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by Seller Sub or any Governmental Entity, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Seller loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, (F) which is required to be accounted for as a troubled debt restructuring in accordance with Accounting Standards Topic 310-40 or (G) which otherwise there exists a reasonable doubt regarding the collectability of all principal and interest on a timely basis; and (ii) each asset of Seller or any of its Subsidiaries that as of September 30, 2016 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Seller loans, and the book value thereof as of such date. For each Seller loan identified in accordance with the immediately preceding sentence, Seller Disclosure Schedule 3.23(f) sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such loan and the identity of the borrower thereunder as of September 30, 2016.

3.24 Investment Securities; BOLI.

(a) Except for securities pledged for reverse repurchase agreements, interest rate swap, cap and floor contracts or pledged to secure public trust funds, (i) none of the investments under the heading “Securities available-for-sale, at fair value” and none of the assets under the heading “Cash and due from banks” reflected in the audited consolidated balance sheet of Seller as of December 31, 2015 and (ii) none of such investments or such assets acquired by Seller and the Subsidiaries since December 31, 2015 is subject to any restriction, whether contractual or statutory, that impairs the ability of Seller or any of the Subsidiaries freely to dispose of such investment at any time. With respect to all repurchase agreements of which Seller or any of the Subsidiaries is a party, Seller or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing each such repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby under such agreement.

(b) Seller Disclosure Schedule 3.24(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Seller, Seller Sub or any of the other Subsidiaries, including the value of its BOLI. Seller, Seller Sub and its other Subsidiaries have taken all actions necessary to comply in all material respects with applicable Law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the financial statements of Seller delivered pursuant to Section 5.5 hereof, in accordance with GAAP. All BOLI is owned solely by Seller, Seller Sub or another Subsidiary, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI. Neither Seller, Seller Sub nor any of the other Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

3.25 Employees; Compensation.

(a) Seller has made available to Acquiror a complete and correct list of the name, date of birth, hire date, adjusted hire date, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of (i) each director and employee of Seller, (ii) each independent contractor, consultant and agent of Seller who has received or is entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2016 or who is proposed to receive or be entitled to payments and/or benefits of $25,000 or more on an annual basis during fiscal year 2017, and (iii) each other person to whom Seller pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

(b) (i) Except to the extent a failure to comply would not, alone or with any other failure, be reasonably likely to have a Seller Material Adverse Effect, (i) each of Seller and the Subsidiaries is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any Law relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees; and (ii) neither Seller nor any of the Subsidiaries is or has engaged in any unfair labor practices. Additionally, there are no strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened with respect to the employees; there is no representation claim or petition or complaint pending before the National Labor Relations Board or any state or local labor agency and, to the Knowledge of Seller, no question concerning representation has been raised or threatened respecting the employees; to the Knowledge of Seller, no charges with respect to or relating to Seller’s business are pending before the Equal Employment Opportunity Commission or Department of Labor, or any state or local agency responsible for the prevention of unlawful employment practices, which would reasonably be likely to have a Seller Material Adverse Effect; and to the Knowledge of Seller, neither Seller nor any of the Subsidiaries has any obligations under any federal, state, or local government contract. No employee of Seller or any of its Subsidiaries is an undocumented alien, and Seller has obtained a Form I-9 and all ancillary information required in connection therewith with respect to each such employee.

(b) Except to the extent that such liability would not, alone or with any other failure, reasonably be likely to have a Seller Material Adverse Effect, neither Seller nor any of the Subsidiaries has any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than a “common law employee” or with respect to any person leased from another employer.

(c) Except to the extent a failure to comply would not, alone or with any other failure, reasonably be likely to have a Seller Material Adverse Effect, Seller has complied (or will comply) prior to the Effective Time with all obligations existing on or before the Effective Time imposed by the Worker Adjustment and Retraining Notification Act (“WARN Act”) and any applicable similar state or local law, including, but not limited to, providing all notices required thereunder.

3.26 Regulatory Matters. Neither Seller nor any of the Subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any unqualified consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c). No Seller Common Stock has been or will be acquired by Seller Sub prior to and in connection with the Mergers.

3.27 Intellectual Property.

(a) Seller Disclosure Schedule 3.27 contains a complete and accurate list of all of Seller and each Subsidiary’s material U.S. and foreign (i) trademark or service mark registrations and applications, (ii) copyright registrations and applications, and (iii) Internet domain names. Neither Seller nor any of the Subsidiaries owns any patents or patent applications. Seller or the applicable Subsidiary owns or has the valid right to use, in each case free and clear of all material liens (other than Permitted Liens), all applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and all other material proprietary rights (collectively, the “Intellectual Property”) used in the business of Seller and such Subsidiary as it currently is conducted. “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) the technology supporting and content contained on any owned or operated Internet site(s), and (v) all documentation, including user manuals and training materials, relating to any of the foregoing. Except as provided in Seller Disclosure Schedule 3.27, the ownership or right to use such material Intellectual Property or Software of Seller or the applicable Subsidiary (i) has not been challenged in any prior litigation to which Seller or such Subsidiary was a party, (ii) is not being challenged in any pending litigation to which Seller or such Subsidiary is a party and (iii) to the Knowledge of Seller, is not the subject of any threatened or proposed litigation. Provided that the required consents and prior notices described on Seller Disclosure Schedule 3.27 are obtained or given (as the case may be), the consummation of the transactions contemplated hereby will not result in the loss or impairment of any such Intellectual Property (other than goodwill associated with Seller or Seller Sub) or Software of Seller or any of the Subsidiaries.

(b) To the Knowledge of Seller, the conduct of the business of Seller and each of the Subsidiaries as currently conducted does not, in any material respect, infringe upon (either directly or indirectly, such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned and controlled by any third party.

(c) To the Knowledge of Seller, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or licensed to or by Seller or any of the Subsidiaries, and no such claims have been made against a third party by Seller or any of the Subsidiaries.

(d) Each item of Software which is used by Seller or any of the Subsidiaries in connection with the operation of their businesses as currently conducted is either (i) owned by Seller or the applicable Subsidiary, (ii) currently in the public domain or otherwise available to Seller without the need of a license, lease or consent of any third party, or (iii) used under rights granted to Seller or such Subsidiary pursuant to a written agreement, license or lease from a third party.

3.28 Regulatory Capital; Community Reinvestment Compliance. Seller Sub is, and on the Closing Date, Seller Sub will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Seller is, and on the Closing Date, Seller will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. Seller Sub is in material compliance with all applicable provisions of the Community Reinvestment Act of 1977, as amended (the “CRA”), and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in Seller or Seller Sub failing to be “well-capitalized” or having its current CRA rating lowered within the next 12 months.

3.29 Trust Matters. Neither Seller nor any of its Subsidiaries currently provides, or at any time has provided, trust or fiduciary services.

3.30 Broker-Dealer and Investment Advisory Matters.

(a) None of Seller, its Subsidiaries or, to the Knowledge of Seller, any of their respective officers and employees are required to be registered, licensed or qualified with the Commission or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Neither Seller nor any of its Subsidiaries has received any written notice of proceedings relating to any obligation to be so registered, licensed or qualified. Each of Seller and its Subsidiaries and, to the Knowledge of Seller, their respective solicitors, third party administrators, managers, brokers and distributors, have marketed, sold and issued investment products and securities in accordance with all applicable Laws governing sales processes and practices in all material respects.

(b) None of Seller nor any of its Subsidiaries is, or provides any investment management or investment advisory or sub-advisory services to any person or entity that is registered as, an Investment Company under the Investment Company Act of 1940, as amended.

3.31 No Existing Discussions. As of the date hereof, neither Seller nor Seller Sub is engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Transaction.

3.32 Certain Business Practices. Neither Seller nor any of the Subsidiaries, and, to the Knowledge of Seller, no director, officer, agent or employee of Seller or any of the Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

3.33 Continuity of Business Enterprise. Seller operates at least one significant historic business line or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

3.34 Indemnification. No present or former director, officer, employee or agent of any of Seller or any of its Subsidiaries has any claim for indemnification from any of Seller or its Subsidiaries. To the Knowledge of Seller, no action or failure to take action by any present or former director, officer, employee or agent of Seller or its Subsidiaries or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise any claim by any such present or former director, officer, employee or agent for indemnification from any of Seller or its Subsidiaries.

3.35 Vote Required. The only vote of the holders of any class or series of capital stock of Seller necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Parent Merger, is the adoption of this Agreement by the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote on such matter (the “Seller Stockholder Approval”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB

Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Acquiror and Acquiror Sub delivered herewith (the “Acquiror Disclosure Schedule”) (provided that each exception set forth in the Acquiror Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (b) disclosed in any publicly available report, schedule, form or other document filed with the SEC by Acquiror prior to the date hereof and on or after the date on which Acquiror filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Acquiror and

Acquiror Sub, jointly and severally, represent and warrant as of the date hereof to Seller and Seller Sub as set forth in this Article IV. The Acquiror Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article IV. The phrase “provided to Seller”, “delivered to Seller” or “made available to Seller” or any phrase of similar import means that Acquiror or Acquiror Sub has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Seller and its counsel. For purposes of this Article IV, the phrase “to the Knowledge of Acquiror,” the phrase “to Acquiror’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior executive officers of Acquiror and Acquiror Sub (i.e., the senior vice president level and above) after reasonable investigation.

4.1 Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect. The term “Acquiror Material Adverse Effect” shall mean any change, state of facts, circumstance, event or development, which, individually or in the aggregate, would reasonably be expected to either (i) materially impair Acquiror’s or Acquiror Sub’s ability to perform its obligations under this Agreement or consummate the Mergers on a timely basis or (ii) have a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Acquiror and Acquiror Sub, taken individually or as a whole, other than, as to subpart (ii), (A) effects resulting from the impact of any actions taken by Acquiror or any of its subsidiaries with the prior written consent of Seller or required expressly by this Agreement or any action not taken by Acquiror or any of its subsidiaries to the extent such action is prohibited by this Agreement without the prior written consent of Seller and Seller has not consented to such action; (B) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (C) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; (D) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (E) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (F) changes in general economic, market, political or regulatory conditions in the United States; (G) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Acquiror Common Stock, in and of itself, but not including any underlying causes thereof; (H) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (I) the impact of the announcement of this Agreement, the Mergers and the other transactions contemplated hereby; provided, that as to each of clauses (B), (C), (E), (F) or (H), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Acquiror or Acquiror Sub as compared to other financial institutions or their holding companies. Acquiror is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Acquiror has furnished or made available to Seller true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of Acquiror and Acquiror Sub as in effect on the date hereof.

(b) Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the year ended December 31, 2015 lists the direct and indirect subsidiaries of Acquiror, in which Acquiror owns, directly or indirectly, all of the issued and outstanding shares or other equity interests therein. Acquiror Sub is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect.

(c) Each of Acquiror’s subsidiaries other than Acquiror Sub is duly incorporated or duly organized, as applicable, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of such subsidiaries has the requisite corporate, limited liability company or trust power and authority, as applicable, to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect.

(d) Other than as listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the year ended December 31, 2015 and Acquiror Sub’s ownership of stock of the Federal Home Loan Bank of Dallas, Acquiror does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity material to the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Acquiror and Acquiror Sub, taken individually or as a whole.

4.2 Capitalization. The authorized capital stock of Acquiror consists of 150,000,000 shares of Acquiror Common Stock, of which 44,345,314 shares are issued and outstanding and 761,752 shares are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding on the date hereof. The authorized capital stock of Acquiror Sub consists of 772,822 shares of common stock, $5.00 par value per share, all of which are issued and outstanding. All issued and outstanding shares of Acquiror Common Stock and all issued and outstanding shares of capital stock of Acquiror Sub have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, and there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to Acquiror Common Stock or shares of capital stock of Acquiror Sub. None of the outstanding shares of capital stock or other securities of Acquiror has been issued in violation of any preemptive rights of the current or past stockholders of Acquiror. All of the outstanding shares of capital stock of Acquiror Sub are owned by Acquiror free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for stock options issued under Acquiror’s long-term incentive compensation plan (and any stock options issued under any similar plan assumed by Acquiror in connection with prior business combination transactions), neither Acquiror nor Acquiror Sub nor any of the other subsidiaries of either, has or is bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Acquiror Common Stock or shares of capital stock of Acquiror Sub or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Acquiror stockholders may vote are outstanding.

4.3 Authority; No Violation.

(a) Acquiror and Acquiror Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, have been duly and validly approved by the unanimous vote of the board of directors of Acquiror and Acquiror Sub, as applicable. No other corporate proceedings on the part of Acquiror or Acquiror Sub are necessary to consummate the transactions so contemplated other than in the case of the Parent Merger, the filing of the Parent Merger Documents as contemplated in Section 1.2. No other corporate proceedings on the part of Acquiror Sub are necessary to consummate the transactions so contemplated other than in the case of the Subsidiary Merger, the filing of the Subsidiary Merger Document as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Acquiror and Acquiror Sub, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Acquiror and Acquiror Sub, as applicable, enforceable against Acquiror and Acquiror Sub, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b) None of the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, nor the consummation by Acquiror and Acquiror Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof nor compliance by Acquiror or Acquiror Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws (or comparable organizational documents) of Acquiror, Acquiror Sub or any other subsidiary of Acquiror; (ii) assuming that the consents and approvals set forth in Section 4.3(c) are duly obtained, violate any (A) Law to which Acquiror, Acquiror Sub or any of the other subsidiaries of Acquiror is subject or (B) any judgment, order, writ, decree or injunction applicable to Acquiror or Acquiror Sub or any of their respective properties or assets; or (iii) assuming the consents and approvals set forth in Section 4.3(c) are duly obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Acquiror or Acquiror Sub under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or Acquiror Sub is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have an Acquiror Material Adverse Effect.

(c) Except for consents and approvals of or filings or effective registrations with or notices to the Secretary of State of the State of Mississippi, the Secretary of State of the State of Delaware, the MCB, the Commission, other applicable state and federal securities commissions, agencies and other similar regulatory bodies (including Nasdaq, FINRA and other industry self-regulatory organizations), the FRB, the FDIC, the Federal Trade Commission, the Department of Justice, and the stockholders of Acquiror and Acquiror Sub, and such other consents or approvals of or filings or effective registrations with or notices to any non-governmental third party which the failure to make or obtain, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Acquiror or Acquiror Sub in connection with (i) the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, (ii) the consummation by Acquiror of the Parent Merger and the other transactions contemplated hereby and by the Parent Merger Documents, and (iii) the consummation by Acquiror Sub of the Subsidiary Merger and the other transactions contemplated hereby and by the Subsidiary Merger Document.

4.4 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquiror SEC Documents (the “Acquiror Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the Commission with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the Commission for quarterly reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Acquiror and its consolidated subsidiaries at the respective dates thereof and the consolidated results of Acquiror operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the Commission.

(b) Except to the extent reflected, disclosed or reserved against in the Acquiror Financial Statements or immaterial liabilities incurred since September 30, 2016 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Accounting Standards Codification Topic 450, Contingencies), neither Acquiror nor Acquiror Sub has any obligation or liability, whether absolute, accrued, contingent or otherwise, and whether due or to become due, that is material to the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Acquiror and Acquiror Sub, taken individually or as a whole.

(c) Since December 31, 2013, (i) neither Acquiror nor any of its subsidiaries nor, to the Knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of it or any of its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Acquiror or any of its subsidiaries, whether or not employed by Acquiror or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its officers, directors, employees or agents to Acquiror’s board of directors or any committee thereof or to any of Acquiror’s directors or officers.

(d) Acquiror and Acquiror Sub have maintained a system of “internal controls over financial reporting” (as defined in Rules 13(a)-15(f) under 1934 Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and which includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Acquiror and Acquiror Sub, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Acquiror and Acquiror Sub are being made only in accordance with authorizations of management and directors of Acquiror or Acquiror Sub, as applicable, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Acquiror or Acquiror Sub that could have a material effect on the financial statements. Acquiror and Acquiror Sub have devised and maintained “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) under the 1934 Act) effective for ensuring that information Acquiror is required to disclose in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Acquiror has disclosed, based on its most recent evaluation, in the Acquiror SEC Documents and to its outside auditors and the audit committee of the Acquiror’s board of directors (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the 1934 Act) which are likely to adversely affect Acquiror’s ability to record, process, summarize and report financial data and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal control over financial reporting.

4.5 Absence of Certain Changes or Events. Except as disclosed in any publicly available report, schedule, form or other document filed with the SEC by Acquiror, there has not been any material change in the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Acquiror and Acquiror Sub taken individually or as a whole since September 30, 2016 other than in connection with: (i) any change in banking or similar Laws of general applicability to banks or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

4.6 Legal Proceedings. None of Acquiror or any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Acquiror or any of its subsidiaries other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, would not have an Acquiror Material Adverse Effect. Neither Acquiror nor any of its subsidiaries is a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, would have an Acquiror Material Adverse Effect.

4.7 Taxes and Tax Returns.

(a) Each of Acquiror and its subsidiaries has duly and timely filed all income Tax Returns and all other material Tax Returns required to be filed (taking into account all applicable extensions of time in which to file), and all such Tax Returns were correct and complete in all material respects. Each of Acquiror and its subsidiaries has duly paid all income Taxes and all other material Taxes that were due and payable other than Taxes which (i) are being contested in good faith through appropriate proceedings and (ii) have not finally been determined. Acquiror and Acquiror Sub have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable in accordance with GAAP. Except as set forth in Acquiror Disclosure Schedule 4.7(a), no Tax Return filed by Acquiror or any of its Subsidiaries is under examination by any Governmental Entity or is the subject of any administrative or judicial proceeding, and no written notice of assessment, proposed assessment or unpaid Tax deficiency has been received by or asserted against Acquiror or any of its Subsidiaries by any Governmental Entity that has not been resolved. No written claim has been made by any Governmental Entity in any jurisdiction where Acquiror or any of its Subsidiaries does not file Tax Returns that it is, or may be, subject to Tax in that jurisdiction that has not been resolved. The federal income Tax Returns of Acquiror and the Subsidiaries for all taxable periods ended on or prior to December 31, 2012 are closed to examination due to the expiration of the applicable statute of limitations, and the Mississippi franchise Tax Returns of Acquiror and the Subsidiaries, as applicable, respectively, for all taxable periods ended on or prior to December 31, 2012 are closed to examination due to the expiration of the statute of limitations. Neither Acquiror nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect.

(b) Neither Acquiror nor any of its Subsidiaries (i) has requested any extension of time within which to file any Tax Return which Tax Return has not since been filed; (ii) is a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes, which agreement, arrangement or understanding required Acquiror or any of its Subsidiaries to make payments after January 1, 2017 or could require Acquiror or any of its Subsidiaries to make any payments after the Effective Time (other than (x) such an agreement or arrangement exclusively between or among the Acquiror and its Subsidiaries and (y) customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes, such as leases with Tax escalation provisions); (iii) has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years; or (iv) has ever engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(c) No liens for Taxes exist upon any of the assets or properties of Acquiror or any of its subsidiaries, except for liens for Taxes not yet due and payable.

(d) Acquiror and its subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(e) Acquiror is not aware of any fact or circumstance that would reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.8 Securities Documents and Regulatory Reports.

(a) Since January 1, 2014, Acquiror has filed or furnished on a timely basis with the Commission all final registration statements, prospectuses, annual, quarterly or current reports and definitive proxy statements or other communications (other than general advertising materials), forms, reports, schedules, statements or other documents required to be filed or furnished by it pursuant to the 1933 Act or the 1934 Act or the rules and regulations promulgated by the Commission (all such filed or furnished documents since January 1, 2014, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Acquiror SEC Documents”). As of the respective dates of their filing or being furnished (and, in the case of registration statements and proxy statements, as of the dates of their effectiveness and the dates of mailing, respectively), except to the extent that any Acquiror SEC Document has been amended or superseded by a subsequently filed Acquiror SEC Document prior to the date hereof, in which case, as of the date of such amended or superseded filing, each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, form, report, schedule statement or other document, as of its date, complied or, if not yet filed or furnished, will comply in all material respects with all Laws applicable to the Acquiror SEC Documents (including the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002, as amended) and did not, and any Acquiror SEC Documents filed with or furnished to the Commission subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, that information as of a later date filed or furnished publicly prior to the date hereof shall be deemed to modify information as of an earlier date.

(b) Since January 1, 2014, Acquiror and Acquiror Sub have duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the MCB, FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Acquiror and/or Acquiror Sub, other than the Commission, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such monthly, quarterly and annual reports, forms, correspondence, registrations and statements, individually or in the aggregate, is not reasonably likely to have an Acquiror Material Adverse Effect. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Acquiror has delivered or made available to Seller accurate and complete copies of such reports, forms, correspondence, registrations and statements. Other than its normal examinations, there is no proceeding, examination or investigation pending or, to the Knowledge of Seller, threatened by any Governmental Entity with respect to Acquiror’s or Acquiror Sub’s business or operations.

4.9 Acquiror Information. None of the information relating to Acquiror and its subsidiaries to be provided by Acquiror or Acquiror Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus and/or in the Registration Statement or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, as of the date the Proxy Statement/Prospectus is first mailed to Seller’s stockholders or at the time of the Special Meeting, or at the time the Registration Statement becomes effective under the 1933 Act, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Proxy Statement/Prospectus, the Registration Statement or such other applications, notifications or other documents supplied by Seller or Seller Sub for inclusion or incorporation by reference therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.10 Compliance with Applicable Law.

(a) Each of Acquiror and its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except for such failures to have such permits, licenses, certificates of authority, orders and approvals of, to make all filings, applications and registrations with Governmental Entities or to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. To the Knowledge of Acquiror, no suspension or cancellation of any of the same is threatened.

(b) Neither Acquiror nor any of its subsidiaries is (i) in violation of (A) its respective articles of incorporation or bylaws (or comparable organizational documents) or any other governing instrument or (B) any Law of any Governmental Entity or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity, except in the case of clauses (i)(A) and (ii) above, such violations or defaults which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. Neither Acquiror nor any of its subsidiaries has received any written notice from any Governmental Entity asserting that Acquiror or any of its subsidiaries is in violation of any of the foregoing, except for such violations which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. Neither Acquiror nor Acquiror Sub is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing, except for such cease and desist orders, agreements, written directives, memorandums of understanding or written commitments which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect.

(c) Without limiting the generality of the foregoing, to the Knowledge of Acquiror, each of Acquiror and Acquiror Sub is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, each of Acquiror and Acquiror Sub is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws. Acquiror and Acquiror Sub have neither had nor suspected any material incidents of fraud or defalcation during the last two years.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, the following terms shall have the indicated meaning:

(i) “Acquiror Pension Plan” means each pension or retirement plan of Acquiror, including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA;

(ii) “Acquiror Plans” means each employee benefit plan, arrangement or agreement of Acquiror or any of its subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each bonus, deferred compensation, Acquiror Pension Plan, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which either Acquiror or any of its subsidiaries has any liability that cover current or former officers or employees or directors of Acquiror and any of the Subsidiaries, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified; and

(iii) “Qualified Acquiror Plan” means any Acquiror Plan that is intended to be qualified under Section 401(a) of the Code.

(b) Except as disclosed in Acquiror Disclosure Schedule 4.11(b): (i) each Acquiror Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008, the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in an Acquiror Material Adverse Effect; (ii) at all times after December 31, 2004, each Acquiror Plan that constitutes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code and each Acquiror Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Acquiror Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering all required Tax Law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Acquiror, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Acquiror Plan; (iv) except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect, all filings required by ERISA and the Code to be made to the IRS or Department of Labor as to each Acquiror Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code, including notice by any Acquiror Plan grandfathered under the Patient Protection and Affordable Care Act, have been timely provided; (v) neither Acquiror nor any of its subsidiaries has any liability to the IRS with respect to any Acquiror Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Acquiror Plan is subject to tax as unrelated business taxable income; (vi) as of the date hereof, there is no pending or, to the Knowledge of Acquiror, threatened claim, administrative proceeding or litigation relating to any Acquiror Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vii) neither Acquiror nor any of its subsidiaries has engaged in a transaction with respect to any Acquiror Plan subject to ERISA that could reasonably be expected to subject Acquiror or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; (viii) neither Acquiror nor any Acquiror ERISA Affiliate has within the last six (6) years sponsored, maintained, or contributed to a plan, including any Acquiror Plan, which is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or subject to Title IV of ERISA, and Acquiror has no Knowledge of any facts, circumstances, or reportable events that could reasonably be expected to give rise to any material liability of Acquiror to the IRS or the Pension Benefit Guaranty Corporation under Title IV of ERISA, regardless of whether based on an Acquiror ERISA Affiliate; and (ix) neither Acquiror nor any of its subsidiaries has contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an Acquiror ERISA Affiliate. For purposes of this Agreement, the term “Acquiror ERISA Affiliate” shall mean any entity, which together with Acquiror or any of its subsidiaries, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All contributions required to be made by Acquiror or any of its subsidiaries under the terms of any of their Acquiror Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Acquiror Plans that have accrued but are not due have been reflected in accordance with GAAP in the Acquiror Financial Statements. No Acquiror Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Acquiror nor any of its subsidiaries has an outstanding funding waiver. Neither Acquiror nor any of its subsidiaries has provided, or is required to provide, security to any Acquiror Pension Plan pursuant to Section 401(a)(29) of the Code, and no such plan is or has been subject to any limitation on accelerated distributions or amendments under Section 436 of the Code.

(d) Except as disclosed in Acquiror Disclosure Schedule 4.11(d), neither Acquiror nor any subsidiaries of Acquiror has any material obligation to provide medical, health, dental, vision, life insurance, or disability benefits under any Acquiror Plan for any period after termination of employment, except as may be required by Section 4980B of the Code or Section 601 of ERISA or similar state or local Law. Acquiror may amend or terminate any health or life benefit plan maintained by it at any time without incurring any liability thereunder other than in respect of vested benefits accrued and claims incurred prior to or in connection with such amendment or termination pursuant to the terms of such plans and other than administrative and other expenses normally and typically required as part of a similar amendment or termination.

(e) Except as disclosed in Acquiror Disclosure Schedule 4.11(e), for the current fiscal year, there has been no amendment to, announcement by Acquiror or any of its subsidiaries relating to, or, to the Acquiror’s Knowledge, change in employee participation or coverage under, any Acquiror Plan which would materially increase the expense of maintaining such Acquiror Plan, either individually or in the aggregate, in a material way. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Acquiror Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer to merge, amend or terminate any Acquiror Plan; or (iii) cause Acquiror or any of its subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award. Without limiting the generality of the foregoing, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will result in amounts paid or payable by Acquiror that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

4.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Acquiror Sub are insured by the FDIC to the maximum extent permitted by the FDIA, and Acquiror Sub has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Acquiror, has been threatened by the FDIC against Acquiror or Acquiror Sub with respect to the termination of such insurance. As of the date hereof, other than reciprocal deposit accounts obtained through Promontory Interfinancial Network, LLC, none of Acquiror Sub’s deposits are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

4.13 Material Contracts; Other Agreements. Neither Acquiror nor Acquiror Sub is in default under any contract filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2015, or its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, or September 30, 2016, other than defaults which would not reasonably be likely to result in, individually or in the aggregate, an Acquiror Material Adverse Effect.

4.14 Nasdaq. Acquiror is in compliance in all material respects with the rules, regulations and policies of Nasdaq applicable to Acquiror.

4.15 Broker Fees. Except as set forth in Acquiror Disclosure Schedule 4.15, neither Acquiror nor any of its subsidiaries nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.16 Regulatory Matters. Neither Acquiror nor any of its subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c).

4.17 Regulatory Capital; Community Reinvestment Act. Acquiror Sub is, and on the Closing Date, Acquiror Sub will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Acquiror is, and on the Closing Date, Acquiror will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. Acquiror Sub is in material compliance with all applicable provisions of the CRA and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. Acquiror has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in Acquiror or Acquiror Sub failing to be “well-capitalized” or having its current CRA rating lowered within the next 12 months.

4.18 Acquiror Shares. The shares of Acquiror Common Stock to be issued to pay the aggregate Merger Consideration pursuant to this Agreement (i) will have been duly authorized by the Effective Time, and (ii) when issued in accordance with the terms of this Agreement, will be (A) validly issued, fully paid and non-assessable, (B) free and clear of all liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, excluding restrictions under the 1933 Act, (C) issued in material compliance with all applicable securities Laws, and (D) in addition, such issuances shall not be subject to any preemptive right of stockholders of Acquiror or to any right of stockholders of Acquiror or to any right of first refusal or other right in favor of any person which has not been observed or waived.

4.19 Opinion. Prior to the execution of this Agreement, the board of directors of Acquiror has received the oral opinion (to be confirmed in writing) of its financial advisor, Sandler O’Neill & Partners, L.P., to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to Acquiror. Acquiror shall furnish an accurate and complete copy of such opinion to Seller, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.20 No Acquiror Vote Required. No vote of the holders of any class or series of capital stock of Acquiror is necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Merger.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Seller and Seller Sub.

(a) During the period from the date hereof to the Effective Time, except as expressly permitted by this Article V or as required by applicable Law, Seller and Seller Sub shall, and shall cause the other Subsidiaries to, conduct their businesses only in the ordinary course and consistent with past practice (as well as with projections with respect to growth and the maintenance of capital that have been communicated to Acquiror) and prudent banking practice or as required hereunder, except with the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed. Seller and Seller Sub shall use their commercially reasonable efforts consistent with past practices to (i) maintain and preserve intact their business organization, their rights, franchises and other authorizations issued by Governmental Entities and their current relationships with customers, regulators, employees and other persons with which they have business or other relationships;

and (ii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of any of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. During the period from the date hereof to the Effective Time, Seller shall provide Acquiror with a true and complete copy of any agreement by Seller or Seller Sub to indemnify and/or hold harmless any director, officer, employee or agent of Seller or Seller Sub, except to the extent required under the mandatory provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of Seller or Seller Sub, as applicable, or under applicable Law, promptly (but in no event more than five days) after the date Seller executes any such agreement.

(b) Seller and Seller Sub agree to promptly notify Acquiror and Acquiror Sub if after the date hereof Seller or Seller Sub makes or acquires any loan or issues a commitment (or renews or extends an existing commitment) for any loan relationship having total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $3,500,000, or amends, renews, restructures or modifies in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $3,500,000.

5.2 Negative Covenants of Seller and Seller Sub. Seller and Seller Sub agree that from the date hereof to the Effective Time, except as otherwise approved in advance by Acquiror in writing, which approval shall not be unreasonably withheld, conditioned or delayed, as permitted or required by this Agreement or required by applicable Law, each of Seller and Seller Sub will not, and shall not permit any other Subsidiary to:

(i)	amend any provision of the certificate of incorporation or bylaws (or comparable organizational document) or other governing instrument of Seller or any of the Subsidiaries;

(ii)	as to each of Seller and the Subsidiaries, except for the issuance of Seller Common Stock pursuant to the present terms of the outstanding Seller Stock Options, (A) change the number of shares of its authorized or issued capital stock or other equity interests, as applicable, (B) issue or grant (or commit to issue or grant) any shares of its capital stock or other equity interests, as applicable, or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to its authorized or issued capital stock or other equity interests, as applicable, any security convertible into shares of such capital stock or other equity interests, as applicable, or any stock or equity appreciation right, restricted unit or other equity-based compensation, (C) split, combine or reclassify any shares of its capital stock or other equity interests, as applicable, (D) redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests, as applicable, or (E) enter into any agreement, undertaking or arrangement with respect to the sale or voting of its capital stock or other equity interests, as applicable;

(iii)	(A) create or incur any indebtedness for borrowed money other than acceptance of deposits, purchases of Federal funds, short-term Federal Home Loan Bank borrowings, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions; provided, that Seller Sub shall not accept any additional brokered deposits (other than reciprocal Certificate of Deposit Account Registry Services products with terms to maturity not in excess of 120 days) or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in the case of this clause (B), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(iv)

set any record or payment dates for the payment of any dividends or other distributions on its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock or other equity interests, as applicable, of Seller or any of the Subsidiaries, other than dividends from a wholly-owned Subsidiary to Seller or to another wholly-owned Subsidiary of Seller;

(v)	except as required under applicable Law, the terms of any existing Seller Plan or pursuant to the terms of this Agreement, (A) alter or amend the terms of any Seller Plans existing as of the date hereof other than renewals or other changes as reasonably necessary to continue the Seller Plan in the ordinary course, (B) enter into, adopt or terminate, or agree to enter into, adopt or terminate, any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Seller or any of the Subsidiaries, (C) amend any Seller Plan for the benefit or welfare of any current or former employee, officer, director or consultant of Seller or any of the Subsidiaries other than in the ordinary course, (D) except as contemplated by this Agreement, grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (E) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to Seller or any of the Subsidiaries, (F) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Seller Plans, or (G) exchange, cancel, borrow from, surrender or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate-owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by applicable Law;

(vi)	(A) grant any severance, termination pay or other benefit payable upon the occurrence of a change in control (except as set forth on Seller Disclosure Schedule 5.2(vi)(A) or pursuant to contracts listed on Seller Disclosure Schedule 3.13(a) or any existing Seller Plan), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers, employees or consultants, (B) award any increase in compensation or benefits to its directors, officers, employees or consultants other than in the ordinary course of business consistent with past practices, provided, that the aggregate increase in directors’, officers’, employees’ or consultants’ compensation shall not exceed 3.5% of the directors’, officers’, employees’ or consultants’ aggregate compensation prior to the increase, even if consistent with past practices, (C) hire, transfer, promote or terminate the employment of any employee of Seller or any of the Subsidiaries who has a base annual compensation of $100,000 or more or (D) pay any bonus of any kind or amount to any director, officer, employee or consultant other than in the ordinary course of business consistent with past practice (for purposes of this Agreement, payment of annual bonuses for performance during calendar year 2016 shall be considered payments in the ordinary course of business consistent with past practice);

(vii)	sell, lease, transfer, mortgage, encumber or otherwise dispose of any properties or other assets except (A) subject to Section 5.2(xvi), sales of loans, loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller Sub, (B) as expressly required by contracts or agreements set forth on Seller Disclosure Schedule 3.13(a), or (C) sales of other real estate owned in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller Sub; provided, that, for the avoidance of doubt, the parties agree that any sale of a loan for an amount less than 90% of its carrying value (as determined in accordance with GAAP and applicable Law), or any sale of other real estate owned for an amount less than 90% of its appraised value shall not, in either case, be considered a sale in the ordinary course of business;

(viii)	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(xviii), in the ordinary course of business and consistent with past practice;

(ix)	make, or commit to make, any capital expenditures in excess of $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair;

(x)	permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Seller or Seller Sub;

(xi)	other than changes required by GAAP as concurred in by Seller’s independent accountants, (A) make any change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law;

(xii)	except as may be required by applicable Laws or by the FDIC or other Governmental Entity, enter into any new line of business or change in any material respect any lending, deposit, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to loans or depository accounts (or waive any material fees with respect thereto), hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans;

(xiii)	make, change or revoke any material Tax election, change an annual Tax accounting period or adopt or change any material Tax accounting method, file any amended material Tax Return or settle or compromise any Tax claim, audit, assessment or dispute or surrender any right to claim a material refund of Taxes;

(xiv)	engage in any transaction with an affiliate, other than in the ordinary course of Seller Sub’s business and in compliance with Regulation O;

(xv)	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xvi)	(A) materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, (B) invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable pronouncements of the FDIC or other Governmental Entities or (C) without previously notifying and consulting with Acquiror, purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than five years for Seller or Seller Sub’s own account;

(xvii)	(A) merge or consolidate with any other business or entity, incorporate or organize any subsidiary, or make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person or entity, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of Seller Sub, or (B) restructure, reorganize or completely or partially liquidate or dissolve;

(xviii)	except as set forth on Seller Disclosure Schedule 5.2(xviii), (A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $75,000 individually or $125,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (B) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations;

(xix)	knowingly take, or fail to take, any action that would be reasonably expected to adversely affect or delay the ability of Seller or any of the Subsidiaries to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement;

(xx)	knowingly take, or fail to take, any action that would reasonably be expected to result in any of Seller’s and Seller Sub’s representations and warranties contained in Article III not being true and correct in any material respect at the Effective Time;

(xxi)	knowingly take, or fail to take, any action that would be reasonably expected to (i) prevent the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) adversely affect or delay the ability of Seller or Acquiror to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror;

(xxii)	knowingly fail to comply with any Laws applicable to Seller or any of the Subsidiaries and to the conduct of the business of Seller and such Subsidiaries in a manner adverse to such business; or

(xxiii)	agree to, or make any commitment to, take, or adopt any resolutions of board of directors (or comparable governing body) of Seller or any of the Subsidiaries in support of, any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Upon the execution of this Agreement, Seller shall, and shall cause its affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Seller or any of its affiliates (each, a “Seller Representative”)) to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons or that may be ongoing with respect to any Acquisition Proposal. Upon request by Acquiror, Seller shall request the return and destruction of all confidential information provided to any such person. In addition, Seller shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreements to which it is a party with respect to any Acquisition Proposal. Except as otherwise provided below, from the date of this Agreement through the Effective Time, Seller shall not, and shall not authorize or permit any Seller Representative to, directly or indirectly through another person, (i) solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal or (iii) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal; provided, that notwithstanding the foregoing, but subject to compliance with the other terms of this Section 5.3, Seller’s board of directors may, prior to the Special Meeting (but not after), take any of the actions described in Section 5.3(ii) or (iii) in response to an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.3) if and only to the extent that (x) Seller’s board of directors concludes in good faith that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal; (y) Seller’s board of directors concludes in good faith, after consultation with outside legal counsel and its financial advisor (as to financial matters), that failure to take such actions would be inconsistent with the directors’ fiduciary duties under applicable Law; and (z) prior to providing any nonpublic information permitted to be provided pursuant to this proviso, Seller shall have provided both notice to Acquiror and Acquiror Sub of its intention to provide such information to the third party as well as to Acquiror and Acquiror Sub (if not previously provided to Acquiror and Acquiror Sub), and Seller shall have entered into a confidentiality agreement with such third party on customary terms and conditions (including customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not including any provisions giving such person any exclusive right to negotiate with Seller or prohibiting disclosure to Acquiror of the terms and conditions of any Acquisition Proposal). Seller agrees that it will take the necessary steps to inform the Seller Representatives of the obligations undertaken in this Section 5.3.

For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the consolidated net revenues, net income or assets of Seller, (ii) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Seller or 20% or more of the consolidated assets of Seller, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Seller, or (iv) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Seller, in each case other than the transactions contemplated by this Agreement.

For purposes of this Agreement, the term “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that Seller’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisor, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that Seller’s board of directors deems relevant as well as the terms and conditions of this Agreement (as it may be proposed to be amended by Acquiror), is (i) more favorable to the stockholders of Seller from a financial point of view than the transactions contemplated by this Agreement, and (ii) reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in the paragraph immediately above except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

(b) Seller shall notify Acquiror as promptly as practicable (and in no event more than 24 hours) after receipt of any Acquisition Proposal, any request for nonpublic information relating to Seller or any Subsidiary that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy of the most recent proposed acquisition agreement, if any), except to the extent that such information both constitutes confidential information of the third party making such Acquisition Proposal under an effective confidentiality agreement and is not related to the terms and conditions of such Acquisition Proposal. Seller agrees that it shall keep Acquiror and Acquiror Sub informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(c) Except as expressly permitted by this Section 5.3, and after compliance with this Agreement, neither the board of directors of Seller nor any committee thereof shall (i) withhold, withdraw, amend, modify or qualify (or propose publicly to withhold, withdraw, amend, modify or qualify), in a manner adverse in any respect to the interests of Acquiror, the Seller Recommendation or take any action or make any statement in connection with the Special Meeting inconsistent with such approval or the Seller Recommendation or (ii) approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal (either (i) or (ii), a “Change in the Seller Recommendation”). Except as expressly permitted by this Section 5.3, and after compliance with this Agreement, Seller shall not, and Seller’s board of directors or any committee thereof shall not cause Seller to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 5.3(a) and in compliance with the terms thereof) relating to any Acquisition Transaction (each, a “Seller Acquisition Agreement”). For purposes of this Agreement, a Change in the Seller Recommendation shall include any failure by Seller’s board of directors to recommend against an Acquisition Proposal. Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Seller Stockholder Approval, the board of directors of Seller (including any committee thereof) may effect a Change in the Seller Recommendation (and, in the event that the board of directors of Seller determines such Acquisition Proposal to be a Superior Proposal in accordance with this Section 5.3, terminate this Agreement pursuant to Article VII hereof in order to concurrently enter into a Seller Acquisition Agreement with respect to such Superior Proposal), if the board of directors of Seller determines in good faith, after consultation with outside legal counsel and its financial advisors (as to financial matters), that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Seller may not take any such actions unless (y) Seller shall have complied in all respects with this Section 5.3 and Section 5.8 and (z):

(i)	Seller’s board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor (as to financial matters), that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Acquiror and Acquiror Sub under this Section 5.3(c);

(ii)	Seller has given each of Acquiror and Acquiror Sub at least five Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii)	Before effecting such Change in the Seller Recommendation, Seller has negotiated, and has caused Seller Representatives to negotiate, in good faith with Acquiror and Acquiror Sub during such notice period, to the extent Acquiror and Acquiror Sub wish to negotiate, to enable Acquiror and Acquiror Sub to propose revisions to the terms of this Agreement that obviate the need of Seller’s board of directors to make a Change in the Seller Recommendation, including in the case of a Superior Proposal, by proposing such terms so as to make such Superior Proposal no longer a Superior Proposal; and

(iv)	Seller’s board of directors, following the end of such five Business Day period again determines in good faith, after consultation with its outside legal counsel and with its financial advisor (as to financial matters) and having considered in good faith any changes to the terms of this Agreement proposed by Acquiror and any other information provided by Acquiror, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that the failure to make a Change in the Seller Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

If during such five Business Day period there are any material modifications to the financial terms (including any modifications to the form, amount or timing of payment of consideration) or any other material terms of any Superior Proposal, Seller shall, in each case, deliver to Acquiror and Acquiror Sub as reasonably necessary a new written notice, the notice period shall have recommenced (except that the length of the new notice period shall be reduced to the greater of the number of days remaining in the original five-day notice period or three Business Days) and Seller shall be required to comply with its obligations under this Section 5.3(c) with respect to such new written notice. During the applicable notice period, Seller shall not terminate this Agreement unless Seller receives written notice from Acquiror that it does not intend to enter into negotiations with Seller to propose revisions to the terms of this Agreement to match or better a Superior Proposal.

(d) Subject to Section 7.1(e) (and in that case, only if Seller shall have complied with its obligations under this Section 5.3 and Section 5.8), nothing in this Section 5.3 shall permit Seller to terminate this Agreement or affect any other obligation of Seller under this Agreement. Unless this Agreement has been terminated, Seller shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

(e) Nothing contained in this Section 5.3 shall prohibit Seller from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

5.4 Negative Covenants of Acquiror and Acquiror Sub. Except as expressly provided in this Agreement, or as set forth on Acquiror Disclosure Schedule 5.4, during the period from the date of this Agreement to the Effective Time, each of Acquiror and Acquiror Sub and their Subsidiaries and their respective boards of directors shall not:

(a) other than in connection with this Agreement, and except as would not have an Acquiror Material Adverse Effect, fail to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice, or fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) knowingly take, or fail to take, any action which would be reasonably expected to adversely affect or delay the ability of Acquiror or Acquiror Sub to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement;

(c) knowingly take, or fail to take, any action that would reasonably be expected to result in any of its representations and warranties contained in Article IV not being true and correct in any material respect at the Effective Time;

(d) knowingly take, or fail to take, any action which would be reasonably expected to adversely affect or delay the ability of Acquiror or Acquiror Sub to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror;

(e) agree to, or make any commitment to, take, or adopt any resolutions of board of directors of Acquiror or Acquiror Sub in support of, any of the actions prohibited by this Section 5.4;

(f) change any provision of Acquiror’s articles of incorporation in a way that would reasonably be expected to adversely affect (i) Acquiror’s ability to perform its obligations under this Agreement or (ii) the rights of a holder of Acquiror Common Stock; or

(g) other than changes required by GAAP as concurred in by Acquiror’s independent accountants, (A) make any material change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) materially change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law .

5.5 Current Information. During the period from the date hereof to the Effective Time, the parties will cause one or more of each of their designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding each of its business, operations, assets, liabilities, condition (financial or otherwise), results of operations or matters relating to the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) in such conferences with representatives of Acquiror the designated representative(s) of Seller and Seller Sub shall provide updates with respect to loan charge-offs and sales of other real estate owned since the last conference, (ii) within 10 days after the end of each calendar month, Seller shall provide Acquiror with (A) an unaudited consolidated balance sheet as of the end of such month, together with unaudited consolidated statements of income, stockholders’ equity and cash flows for the month and year-to-date period, which unaudited consolidated financial statements will be prepared in accordance with GAAP and will fairly present, in all material respects, the financial position of Seller at the respective dates thereof and the results of Seller’s operations and cash flows for the periods indicated therein, subject to the omission of footnotes and normal and year-end audit adjustments as permitted by GAAP, none of which adjustments, to the extent they relate to Seller’s or Seller Sub’s capital ratios, will be material, and (B) a schedule of loans charged-off during such month and other real estate owned sold during such month. Within 30 days after the end of each fiscal quarter, Seller shall provide Acquiror with a copy of the FDIC Call Report filed with the FDIC; in addition, subject to applicable Laws (including relating to the exchange of information), within five Business Days after filing Seller shall provide Acquiror a copy of all reports, forms, correspondence, registrations and statements, together with any amendments thereto, that Seller or Seller Sub files during the period from the date of this Agreement to the Effective Time with the Secretary of State of the State of Delaware, the MCB, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Sub.

5.6 Access to Properties and Records; Confidentiality.

(a) Each of the parties shall permit the other party and its representatives reasonable access to their properties and shall disclose and make available to the other all books, papers and records relating to the assets, properties, operations, obligations and liabilities of the other party, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and stockholders’ meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities in which the other party may have an interest, except for such documents that such party’s board of directors has been advised by its counsel that such disclosure, production or distribution may violate a confidentiality obligation, fiduciary duty, any Law or regulation, or may result in a waiver of such party’s attorney-client privilege. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any Law, order or judgment. The parties will use their reasonable best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The parties shall make their respective executive officers available to confer with the other party’s representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations.

(b) All information furnished previously by the parties or any of their respective subsidiaries, or hereafter furnished prior to the Effective Time, in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Mergers and, if the Mergers shall not occur, the party receiving the information shall (i) at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; provided, that the party receiving the information shall not be required to delete or erase such information from its servers; (ii) use its best efforts to keep confidential all such information; (iii) use such information only for the purpose of consummating the transactions contemplated by this Agreement; and (iv) not directly or indirectly use such information for any competitive or commercial purposes. The obligations of the parties to keep such information confidential shall continue for three years (except for any confidential customer information, which shall be kept confidential indefinitely) from the date the Mergers are abandoned but shall not apply to (i) any information which (A) was already in the possession of the party receiving the information prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third-party not known by the receiving party to be bound by an obligation of confidentiality; or (ii) disclosures pursuant to Law or in accordance with an order of a court of competent jurisdiction or any other Governmental Entity with authority to compel disclosure.

5.7 Regulatory Matters.

(a) Each of the parties hereto shall use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other parties in taking, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, to consummate the transactions contemplated hereby (including actions required in order to effect the Subsidiary Merger simultaneously with the Effective Time and to continue any contract or agreement of Seller or Seller Sub following Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other parties in obtaining) any permit, consent, waiver, approval and authorization of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement, including the Mergers. The parties hereto shall cooperate with each other and prepare and file, as promptly as possible after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement.

(b) Each of the parties shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Such consents and approvals and the transactions contemplated hereby shall not have been contested by any Governmental Entity or any third party by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Acquiror and Seller may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Mergers and the transactions contemplated hereby over such objection. Notwithstanding anything set forth in this Agreement, under no circumstances shall a party be required, and Seller and Seller Sub shall not be permitted (without Acquiror’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations, that would have, or would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or an Acquiror Material Adverse Effect, as the case may be (including, for the avoidance of doubt, any determination by a Governmental Entity that the Subsidiary Merger may not be consummated as contemplated herein, including simultaneously with the Effective Time); provided, that, if requested by Acquiror, then Seller and Seller Sub will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Seller and Seller Sub only in the event the Closing occurs.

(c) Subject to applicable Laws relating to the exchange of information, Acquiror and Seller shall, upon request, furnish each other with all information concerning Acquiror, Seller, Acquiror Sub and Seller Sub and their respective Subsidiaries and their respective directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Acquiror, Seller, Acquiror Sub and Seller Sub to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Laws (including those relating to the exchange of information), Seller and Acquiror shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Laws, the parties shall (i) promptly furnish each other with copies of notices or other communications received by the other party (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) provide the other party a reasonable opportunity to review in advance, and accept the reasonable comments of the other party in connection with, any proposed communication to, including any filings with or other written materials submitted to, any Governmental Entity, and (iii) consider in good faith the other party’s views with respect to, and confer in good faith with the other party to resolve, any disagreement as to strategy with respect to any communication by the other party with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. Seller shall not, and shall cause its Subsidiaries not to, participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with Acquiror in advance and, to the extent not prohibited by applicable Laws, gives Acquiror the opportunity to attend and participate. Any such disclosures or rights to participate may be made on an outside counsel-only basis to the extent required under applicable Laws.

5.8 Preparation of Registration Statement; Stockholder Approval.

(a) Seller shall reasonably cooperate with Acquiror in order for Acquiror to prepare and file with the Commission as promptly as practicable after the date hereof a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be mailed to the stockholders of Seller related to the Special Meeting and to be part of the Registration Statement to be filed by Acquiror with the Commission pursuant to the 1933 Act with respect to the shares of Acquiror Common Stock to be issued in connection with the Parent Merger. The parties shall use their reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable after its filing. The Proxy Statement/Prospectus, and any amendment thereto, shall include, subject to Section 5.3, the Seller Recommendation. Acquiror shall notify Seller promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply Seller with copies of all correspondence between it or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect thereto. If, at any time prior to the Special Meeting, any event occurs with respect to any party hereto, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement/Prospectus or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Registration Statement, such party shall promptly notify the other party of such event, and cooperate in the prompt filing with the Commission of any necessary amendment or supplement thereto and, to the extent required by applicable Laws, in disseminating the information contained in such amendment or supplement to the stockholders of Seller. Acquiror will advise Seller promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Parent Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or for additional information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the Effective Time, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Acquiror and Acquiror Sub relating to Acquiror and Acquiror Sub and by Seller and Seller Sub relating to Seller and or any of Seller’s Subsidiaries, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the Commission thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Acquiror also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Seller shall, subject to the provisions of Section 5.3 and this Section 5.8, (i) take all steps (including cooperating with Acquiror in the distribution of the Proxy Statement/Prospectus) necessary to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournments, the “Special Meeting”) as soon as reasonably practicable for the purposes of securing the Seller Stockholder Approval, (ii) recommend to its stockholders the approval of this Agreement, including the Parent Merger, and the transactions contemplated hereby (the “Seller Recommendation”), and (iii) use its reasonable best efforts to obtain, as promptly as practicable, the Seller Stockholder Approval. Promptly following approval of this Agreement by the stockholders of Seller, Seller, as the sole stockholder of Seller Sub, and Acquiror, as the sole stockholder of Acquiror Sub, each in such capacity, will approve the Subsidiary Merger Document, whether at a meeting or by written consent.

5.9 Legal Conditions to Merger. Subject in all respects to Sections 5.1 and 5.4 of this Agreement, each of Seller and Acquiror shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VI, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Seller or Acquiror or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.

5.10 Disclosure Supplements. Between the date of this Agreement to the Effective Time, each party will supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby; provided, however, that the inclusion of any information in any such amendment or supplement not included in the original Disclosure Schedules which is necessary to correct any material inaccuracy in such Schedules shall not limit or impair any right which a party may have to terminate this Agreement pursuant to Section 7.1(c) due to failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be.

5.11 Public Announcements. Prior to the Effective Time, the parties hereto shall approve in advance the substance, and cooperate with each other in the development and distribution, of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by Law and as to which the parties releasing such information have used their reasonable efforts to discuss with the other parties in advance.

5.12 Stock Exchange Listing. Acquiror shall use all reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in the Parent Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Closing Date.

5.13 Certain Post-Merger Agreements.

The parties hereto agree to the following arrangements following the Effective Time:

(a)	Employee Benefit Plans.

(i)	Subject to the provisions of this Section 5.13, following the Effective Time, Acquiror, in its discretion, will either maintain existing Seller Plans or shall offer coverage under applicable Acquiror Plans to employees of Seller or any of the Subsidiaries who become employed by Acquiror, Acquiror Sub or any subsidiary or affiliate thereof (as the case may be, “Employer”) immediately following the Effective Time (“Transferred Employees”). Notwithstanding the foregoing, Acquiror will honor the terms of Seller Plans to the extent of benefits accrued as of the Effective Time.

(ii)	Following the Effective Time, Acquiror will provide continuation coverage under Section 4980B of the Code and Section 601 of ERISA and other applicable Law to all “qualified beneficiaries” (within the meaning of Code Section 4980(g)) who were entitled to such coverage under Seller’s or any Subsidiary’s group health plan immediately prior to the Effective Time.

(iii)	Acquiror shall provide credit to any Transferred Employee for periods of service with Seller and its Subsidiaries under the Acquiror Plans for eligibility and vesting purposes, and solely for purposes of seniority-based benefits, such as vacation accrual and severance, accrual purposes, to the same extent as provided under the corresponding Seller Plans, provided that such service shall not operate to duplicate any benefit.

(iv)

Acquiror and Acquiror Sub agree that, to the extent waived, satisfied or inapplicable to any Transferred Employee under the terms of any group health, group term life insurance or long-term disability plan maintained by Seller or any of the Subsidiaries at the Effective Time, any preexisting condition or similar limitation or exclusion contained in an Employer’s group health, long-term disability or group term life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under similar plans maintained by Seller or any of the Subsidiaries at the Effective Time and who then change coverage to the Employer’s group health, group term life insurance or long-term disability plan at the time such Transferred Employees are first given the option to enroll.

(v)	To the extent practicable, Transferred Employees shall be given credit for amounts paid under a corresponding Seller Plan during the same period during which such Transferred Employees commence participation in any similar Acquiror Plans for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Acquiror Plans. Acquiror agrees to take such reasonable measures as may be appropriate to mitigate the adverse consequences of a short plan year prior to transition to Acquiror Plans, such as extending the terms of the applicable Seller Plan to coincide with the plan year of the applicable Acquiror Plan.

(vi)	Subject to Acquiror’s or any of its subsidiaries’ right to terminate a Transferred Employee at any time after the Closing Date, the Transferred Employees shall, for a period of at least twelve months following the Closing Date, receive no less favorable annual salary, hourly wages, annual bonus opportunities and equity incentives than similarly-situated employees of Acquiror or its subsidiaries.

(vii)	Prior to the Effective Time, Seller shall have adopted resolutions of the Seller’s board of directors to terminate its tax-qualified cash or deferred arrangement described in Seller Disclosure Schedule 3.8(a), effective as of the day prior to the Closing Date (contingent upon the Closing). Employer shall cause an Acquiror Plan intended to qualify under Section 401(a) of the Code to accept rollovers by Transferred Employees from any similar Seller’s Plan, including rollovers of any plan loans in such accounts.

(viii)	Notwithstanding anything herein to the contrary, after the Effective Time, nothing contained herein shall restrict the ability of the Employer to amend, modify, terminate or replace any Seller Plan, in its discretion, in accordance with the terms of the applicable Seller Plan.

(ix)	No provision in this Agreement shall amend or modify or be deemed to modify or amend any Seller Plan or any similar plan, policy, arrangement or agreement maintained by Acquiror. Nothing contained herein shall be deemed a guarantee of employment for any Transferred Employee, shall restrict the right of Acquiror, Acquiror Sub or affiliate thereof to terminate the employment of any Transferred Employee or constitute a guarantee of any type or amount of compensation or benefits (except as otherwise provided in this Agreement).

(b) Indemnification of Officers and Directors. Acquiror shall indemnify and hold harmless each present and former director and officer of Seller (determined as of the Effective Time) and any of the Subsidiaries (determined as of the effective time of the Subsidiary Merger) and their heirs, personal representatives and estates (collectively, the “Indemnified Parties”) against, and shall promptly upon request advance or reimburse, any and all costs or expenses (including reasonable attorneys’ fees), judgments, interest, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) as they are incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), whether or not the Indemnified Party is a party to such Proceeding, based upon or arising from the Indemnified Party’s acts or omissions as an officer or director of Seller and/or any of the Subsidiaries, whether threatened, asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the same extent as the Indemnified Parties would have been indemnified under the certificate of incorporation and/or bylaws of Seller or any Subsidiary as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of Seller or any Subsidiary at all relevant times, except that no indemnity shall be provided by Acquiror hereunder with respect to any Claim arising on account of an Indemnified Party’s service as an officer or director of another for-profit entity; provided, that the Indemnified Party to whom any expenses are advanced must provide an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. This indemnity shall be provided for six years following the Effective Time; or if there shall be any Proceeding pending or threatened on the sixth anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened Proceeding is finally resolved.

The rights to indemnification granted by this Section 5.13(b) are subject to the following limitations: (i) a director or officer of Seller or any of the Subsidiaries (determined as of the date of this Agreement and as of the Effective Time) who would otherwise be a member of the Indemnified Parties under this Section 5.13(b) shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement in the form of Schedule 5.13(b) hereto; and (ii) amounts otherwise required to be paid by Acquiror to the Indemnified Parties pursuant to this Section 5.13(b) shall be reduced by any amounts that such Indemnified Parties recover from any third party.

(c) Insurance. Seller shall obtain on or prior to the Effective Time a six-year “tail” prepaid directors’ and officers’ liability insurance policy(ies) covering each present and former director and officer of Seller and any of the Subsidiaries as set forth in Section 5.13(b) at no cost to the beneficiaries thereof with respect to claims arising from facts or events which occurred prior to the Effective Time, in the same coverage amount as in effect under Seller’s directors’ and officers’ liability insurance policy(ies) (both primary and excess) immediately prior to the Effective Time, provided, that if the aggregate premium Seller would be required to pay for such “tail” policy(ies) is in excess of 300% of the premium for such coverage set forth in Seller Disclosure Schedule 3.14, then Seller shall purchase as much coverage as is reasonably practicable for 300% of the premium set forth in Seller Disclosure Schedule 3.14, unless otherwise agreed in advance in writing by Acquiror. Such policy shall survive the Mergers.

(d) Subsequent Events. In the event that the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any entity, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successor and assign of the Surviving Corporation assumes the obligations set forth in Sections 5.13(b) and (c). The provisions of Sections 5.13(b) and (c) shall survive consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives. This Section 5.13 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

5.14 Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the parties and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

5.15 Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VI and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VII), Seller and Seller Sub shall take any and all necessary or appropriate actions to adopt all Acquiror accounting procedures and policies (including those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by Seller or Seller Sub at the request of Acquiror pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by Seller or Seller Sub herein.

5.16 Operating Functions. Seller and Seller Sub shall cooperate with Acquiror and Acquiror Sub in connection with planning for the efficient and orderly combination of the parties and the operation of the Subsidiary Surviving

Bank after the Subsidiary Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Closing Date or such later date as Acquiror may decide. Seller shall take, and shall use its reasonable best efforts to cause its data processing consultants and software providers to take, any action Acquiror may reasonably request prior to the Effective Time to facilitate the combination of the operations of Seller Sub with Acquiror Sub. Without limiting the foregoing, Seller shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Seller and Acquiror shall meet from time to time as Seller or Acquiror may reasonably request, to review the financial and operational affairs of Seller and Seller Sub, and Seller shall give due consideration to Acquiror’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Acquiror nor Acquiror Sub shall under any circumstance be permitted to exercise control of Seller, Seller Sub or any of Seller’s other Subsidiaries prior to the Effective Time, (ii) neither Seller nor any of its Subsidiaries shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws and (iii) neither Seller nor any of its Subsidiaries shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

5.17 Certain Agreements. As promptly as practicable after the date hereof (but no later than ten days following the date of this Agreement), Seller and Seller Sub shall have each director of Seller and Seller Sub who is not an employee of Seller or Seller Sub, respectively, execute a Voting and Non-Competition Agreement in substantially the form of Schedule 5.17-A hereto and have each executive officer of Seller and Seller Sub who is also a director of Seller or Seller Sub, respectively, execute a Voting Agreement in substantially the form of Schedule 5.17-B hereto. In addition, as promptly as practicable after the date hereof (but no later than ten days following the date of this Agreement), Seller and Seller Sub shall cause each of Columbia Equity Partners and Presidio Investors, LLC to executing a Voting Agreement containing substantially the same obligations as those contained in the Voting Agreement attached as Schedule 5.17-B hereto.

5.18 Hold Harmless. Acquiror will indemnify and hold harmless Seller, Seller Sub, each of the directors and officers and each person, if any, who controls Seller or Seller Sub within the meaning of the 1933 Act against any losses, claims, damages or liabilities, joint, several and solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will pay or promptly reimburse such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Acquiror shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or actions in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Acquiror by Seller or Seller Sub for use therein. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Acquiror under this Section 5.18, notify Acquiror in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Acquiror of the commencement thereof, Acquiror shall be entitled to participate therein; and to the extent that it shall wish to assume the defense thereof with counsel satisfactory to such indemnified party, and, after notice from Acquiror to such indemnified party of its election to so assume the defense thereof, Acquiror shall not be liable to such indemnified party under this Section 5.18 for any legal expenses of other counsel or of any other expenses subsequently incurred by such indemnified party; provided, that, if Acquiror elects not to assume such defense or counsel for the indemnified parties advises that there are substantive issues which raise conflicts of interest between Acquiror and the indemnified parties, the indemnified parties may retain one counsel satisfactory to them, and Acquiror shall pay all reasonable fees and expenses of such counsel for such indemnified parties promptly as statements therefor are received.

5.19 Stockholder Litigation. Seller shall provide Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against Seller and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and Acquiror shall in good faith consider the recommendations by Seller regarding such litigation. Seller shall not settle any stockholder litigation without Acquiror’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.20 Severance. An employee of Seller or any Subsidiary (other than any employee who is party to an employment agreement, severance agreement or change-in-control agreement that provides for severance benefits) who has been employed by Seller or any Subsidiary for at least six months whose employment is terminated involuntarily other than for “cause,” in connection with, or within six months after, the consummation of the Mergers shall be entitled to receive severance payments from Acquiror equal in amount to two weeks’ base pay (with such amount to be calculated based upon such employee’s base pay as of termination of employment or, if greater, the Effective Time) for each full year (prorated for any partial year) such employee was employed by Seller or any Subsidiary or any successor or predecessor thereto, subject to a minimum of four weeks’ severance and a maximum of 16 weeks’ severance, and, provided further, that, as a condition to any payment, such terminated employee shall have entered into a release of claims against the Surviving Corporation, the Surviving Bank, Seller, the Subsidiaries and their respective affiliates in a form mutually agreed to by Acquiror and Seller and such release shall have become irrevocable no later than 60 days after termination of the employee’s employment. For purposes of this Section 5.20, “cause” shall mean termination because of the employee’s material personal dishonesty in the course and scope of his or her employment, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar violations), “base pay” shall mean an employee’s annual salary or annual compensation computed on an hourly basis, excluding bonuses, commissions, perquisites, benefits or similar payments, and “year of credited service” shall mean each full 12-month period of service from the date of hire. Severance shall be paid in a lump-sum on the date the release becomes irrevocable unless required to be paid on a subsequent date pursuant to Section 409A of the Code.

5.21 Seller Indebtedness. Acquiror will execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of Seller’s 6.50% Fixed to Floating Rate Subordinated Notes due July 1, 2026.

5.22 Officer Agreements.

Both Seller and Acquiror shall take such actions as are reasonably necessary to unilaterally terminate, effective as of the Effective Time, each of the Employment Agreements between Seller and the respective executives set forth in Seller Disclosure Schedule 5.22 (collectively the “Existing Officer Agreements”) in exchange for a cash payment at Closing in a single lump sum in the amount set forth in Seller Disclosure Schedule 5.22 opposite the executive’s name (net of applicable tax withholdings). The termination and liquidation of the Existing Officer Agreements shall be made consistent with the provisions of Section 409A of the Code for termination and liquidation of a plan in connection with a change in control event under Section 409A of the Code, so as to avoid any additional tax, interest or penalties in connection with the termination and liquidation of the Existing Officer Agreements. Effective as of the Closing Date, (i) Acquiror Sub and Curtis J. Gabardi, shall enter into an employment agreement substantially in the form attached hereto as Schedule 5.22(i) (the “Gabardi Agreement”) and (ii) the executives set forth in Seller Disclosure Schedule 5.22 shall execute and deliver termination agreements, substantially in the form attached hereto as Schedule 5.22(ii).

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to the Parties’ Obligations under this Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Each party shall (i) have received, subject to Section 5.7(a), the approval or consent, or waiver of approval or consent, of the Mergers and the other transactions contemplated hereby from any and all Governmental Entities whose consent or approval (or waiver thereof) must be received and in full force and effect in order to consummate the Mergers and the transactions contemplated hereby, and (ii) any statutory or regulatory waiting period necessary to effect the Mergers and the transactions contemplated hereby shall have expired. All notices, reports and other filings required to be made with any Governmental Entity in connection with the Parent Merger prior to the Effective Time by Acquiror or Seller or in connection with the Subsidiary Merger prior to the Effective Time by Acquiror Sub or Seller Sub shall have been made and become final.

(b) The Seller Stockholder Approval shall have been obtained.

(c) None of the parties shall be subject to any Law, judgment, order, writ, decree or injunction which shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Mergers or the other transactions contemplated hereby.

(d) All consents or approvals of all persons (other than Governmental Entities) required for consummation of the Mergers shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or an Acquiror Material Adverse Effect, as applicable.

(e) The Registration Statement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the Commission and not withdrawn.

(f) The shares of Acquiror Common Stock issuable to the holders of Seller Common Stock in the Parent Merger shall have been approved for listing on the Nasdaq Global Select Market on or before the Closing Date, subject to official notice of issuance.

(g) Acquiror and Seller shall have executed and delivered the Parent Merger Documents.

(h) Acquiror Sub and Seller Sub shall have executed and delivered the Subsidiary Merger Document.

(i) Acquiror Sub and Curtis J. Gabardi shall have executed and delivered the Gabardi Agreement.

6.2 Conditions to the Obligations of Acquiror and Acquiror Sub under this Agreement. The obligations of Acquiror and Acquiror Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Acquiror (on behalf of itself and Acquiror Sub) to the extent permitted by Law:

(a) (i) Each of the obligations of Seller and Seller Sub required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Seller and Seller Sub contained in this Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Seller Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 3.11(c), 3.12 and 3.28), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) Seller or Seller’s board of directors shall have taken the actions described in Section 5.13(a)(ii).

(c) Holders of Seller Common Stock who exercise their appraisal rights in the Parent Merger pursuant to Section 262 of the DGCL by meeting the requirements set forth therein shall not hold more than 5.0% of outstanding shares of Seller Common Stock immediately prior to the Effective Time.

(d) There shall not have been any Seller Material Adverse Effect between the date hereof and the Closing Date.

(e) Seller shall have delivered to Acquiror: (i) a certificate, dated as of the Effective Time and signed on its behalf by Seller’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.2(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Seller evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Acquiror and its counsel shall reasonably request.

(f) Acquiror shall have received the opinion of Phelps Dunbar LLP, dated as of the Closing Date, which opinion shall be satisfactory in form and substance to Acquiror, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing at the Closing Date), the Parent Merger when consummated in accordance with the terms hereof will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, counsel shall be entitled to require and rely upon representation letters as to certain factual matters contained in certificates of officers of Acquiror and Seller, in form and substance reasonably satisfactory to such counsel and dated as of the date of such opinion.

(g) Seller shall have delivered to Acquiror a consent executed by the individuals set forth on Schedule 6.2(g) with respect to the cancellation and payment of the Seller Stock Options as provided in Section 2.6(a) to the extent such individuals hold Seller Stock Options that are not exercised prior to Closing.

6.3 Conditions to the Obligations of Seller and Seller Sub under this Agreement. The obligations of Seller and Seller Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Seller (on behalf of itself and Seller Sub) to the extent permitted by Law:

(a) (i) Each of the obligations of Acquiror and Acquiror Sub required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Acquiror and Acquiror Sub contained in this Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Acquiror Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 4.10(c), 4.12 and 4.17), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Acquiror shall have delivered to Seller: (i) a certificate, dated as of the Effective Time and signed on its behalf by Acquiror’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.3(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Acquiror evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

(c) Seller shall have received the opinion of Troutman Sanders LLP, dated as of the Closing Date, which opinion shall be satisfactory in form and substance to Seller, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing at the Closing Date), the Parent Merger when consummated in accordance with the terms hereof will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, counsel shall be entitled to require and rely upon representation letters as to certain factual matters contained in certificates of officers of Acquiror and Seller, in form and substance reasonably satisfactory to such counsel and dated as of the date of such opinion.

(d) There shall not have been any Acquiror Material Adverse Effect between the date hereof and the Closing Date.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER, ETC.

7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Seller:

(a) by mutual written consent of each of Seller and Acquiror;

(b) by either Acquiror (on behalf of itself and Acquiror Sub) or Seller (on behalf of itself and Seller Sub):

(i) (A) if the Effective Time shall not have occurred on or prior to December 31, 2017 (the “Outside Date”) unless approval by a Governmental Entity pursuant to Section 6.1(a) is pending and has not been finally resolved or any stockholder litigation referenced in Section 5.19 has not been resolved (by dismissal, settlement or otherwise), in which event such date shall be automatically extended to March 31, 2018; or (B) if a vote of the stockholders of Seller is taken and Seller fails to obtain the Seller Stockholder Approval; provided, that, neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be;

(ii) upon written notice to the other party (A) (x) 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Mergers and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Governmental Entity, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or (y) 30 or more days after any petition for rehearing or amended application filed pursuant to clause (A)(x) is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; and in each case the time period for appeals and requests for reconsideration has run; or (B) if any Governmental Entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement;

(c) by Acquiror (on behalf of itself and Acquiror Sub) in writing if Seller or Seller Sub has, or by Seller (on behalf of itself and Seller Sub) in writing if Acquiror or Acquiror Sub has, breached or failed to perform any of its representations, warranties, covenants or undertakings contained herein, which breach or failure to perform would result in the failure to satisfy the closing conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, and cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party;

(d) by Acquiror (on behalf of itself and Acquiror Sub) if (i) Acquiror notifies Seller in accordance with Section 5.3(c) that it does not intend to enter into negotiations with Seller to propose revisions to the terms of this Agreement to match or better a Superior Proposal or (ii)(A) Seller’s board of directors fails to make the Seller Recommendation in the Proxy Statement/Prospectus, (B) after making the Seller Recommendation in the Proxy Statement/Prospectus, Seller effects a Change in the Seller Recommendation, (C) Seller breaches its obligations under this Agreement by failing to prepare and mail to its stockholders the Proxy Statement/Prospectus or failing to call or convene the Special Meeting in accordance with Section 5.8 (except to the extent such failure is a result of Acquiror’s breach of its obligations hereunder) or (D) Seller’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or Acquiror Sub or if Seller otherwise breaches, in any material respect, its obligations under Section 5.3 of this Agreement;

(e) by Seller, at any time prior to the approval of this Agreement by the stockholders of Seller, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided, that Seller is not in breach of any of its obligations under Section 5.3 or Section 5.8 of this Agreement; and, provided, further, that any such purported termination pursuant to this Section 7.1(e) shall be void and of no force or effect unless Seller has paid the Termination Fee and the Expense Fee in accordance with Section 7.4; or

(f) by Acquiror (on behalf of itself and Acquiror Sub) if holders of more than 5.0% of the shares of Seller Common Stock outstanding at any time prior to the Closing Date exercise appraisal rights pursuant to Section 262 of the DGCL.

7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Article VII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that this Section 7.2, Section 5.6(b), Section 7.4 and Article VIII shall survive any termination of this Agreement, and termination will not relieve a breaching party from liability for any willful breach of any covenant, undertaking, representation or warranty in this Agreement giving rise to such termination.

7.3 Amendment, Extension and Waiver.

(a) Subject to applicable Law, at any time prior to the consummation of the Parent Merger, whether before or after approval thereof by the stockholders of Seller, the parties may (i) amend this Agreement; (ii) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (iii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or (iv) waive compliance with any of the agreements or conditions contained herein (other than required stockholder and regulatory approval); provided, however, that after any approval of the Parent Merger by the stockholders of Seller, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement that requires further stockholder approval under applicable Law.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and which has been authorized by or under the direction of its board of directors; but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

7.4 Termination Fees.

(a) In the event that (A) a Pre-Termination Takeover Proposal Event shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Acquiror or Seller pursuant to Section 7.1(b)(i)(B) or by Acquiror pursuant to Section 7.1(c) as a result of a willful breach by Seller and (B) prior to the date that is one year after the date of such termination Seller enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal with the party that gave rise to the Pre-Termination Takeover Proposal Event, then Seller shall, on the earlier of the date of such definitive agreement is executed or such Acquisition Proposal is consummated, pay Acquiror a fee equal to the sum of (i) $6,800,000 plus (ii) all reasonable costs and documented expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby, including legal, accounting, investment banking, travel and printing expenses up to $650,000 (collectively, the “Termination Fee”). The Termination Fee shall be paid by wire transfer of same-day funds.

(b) In the event that this Agreement is terminated by Acquiror pursuant to Section 7.1(d) or by Seller pursuant to Section 7.1(e), then concurrently with such termination, if terminated by Seller, or within two Business Days after termination, if terminated by Acquiror, Seller shall pay to Acquiror the Termination Fee by wire transfer of same-day funds, and such termination shall not be deemed effective hereunder until payment by Seller of such fee. In no event shall Seller be required to pay the Termination Fee under both this Section 7.4(b) and Section 7.4(a).

(c) For purposes of this Section 7.4, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the senior management or board of directors of Seller or shall have been made directly to its stockholders generally, or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Special Meeting and Seller’s stockholders fail to approve this Agreement at such meeting (with respect to a termination pursuant to Section 7.1(b)(i)(B)) or the date of termination (with respect to a termination pursuant to Section 7.1(c).

(d) Each party acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each party would not enter into this Agreement; accordingly, if Seller fails to pay promptly the Termination Fee pursuant to this Section 7.4 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the other for the fee set forth in this Section 7.4, the non-successful party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 300 basis points.

(e) The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Acquiror and Acquiror Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, Seller and Seller Sub (and Seller’s and Seller Sub’s affiliates and its and their respective directors, officers, employees, stockholders and representatives) shall have no further liability to Acquiror and Acquiror Sub under this Agreement; provided, however, that Seller and Seller Sub shall not be relieved or released from any liabilities or damages arising out of their willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by Seller and Seller Sub pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to Acquiror pursuant to this Section 7.4.

(f) For purposes of this Section 7.4, all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

ARTICLE VIII

MISCELLANEOUS

8.1 Expenses. Except as provided in Section 7.4, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided, that Acquiror and Seller shall each bear one-half of all costs of printing, mailing and filing the Proxy Statement/Prospectus and the Registration Statement and all filing and similar fees relating to the Mergers.

8.2 Survival. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article VIII.

8.3 Notices. All notices and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally, or if mailed by certified mail, overnight courier, return receipt requested, postage prepaid, or sent by written telecommunication, as follows:

(a) If to Acquiror or Acquiror Sub:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Attention: E. Robinson McGraw

Facsimile: (662) 680-1230

with a copy (which shall not constitute notice) to:

Phelps Dunbar LLP

365 Canal Street, Suite 2000

New Orleans, Louisiana 70130

Attention: Mark A. Fullmer

Facsimile: (504) 568-9130

(b) If to Seller or Seller Sub:

Metropolitan BancGroup, Inc.

1069 Highland Colony Parkway

Ridgeland, Mississippi 39157

Attention: Curtis J. Gabardi

with a copy (which shall not constitute notice) to:

Troutman Sanders LLP

600 Peachtree Street, Suite 5200

Atlanta, Georgia 30308

Attention: David W. Ghegan

Facsimile: (404) 962-6599

or to such other address or telecommunication number as such party may hereafter specify for the purpose by notice to the other party. All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, (iii) four Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

8.4 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that (i) neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, (ii) except as otherwise expressly provided in Sections 2.7, 5.13 and 5.18, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

8.5 Complete Agreement. This Agreement (including the Seller Disclosure Schedule and the Acquiror Disclosure Schedule), including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings by and among the parties, both written and oral, with respect to such subject matter, including that certain letter agreement by and between Acquiror and Seller dated December 22, 2016. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings by and among the parties other than those expressly set forth herein or therein.

8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

8.7 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof (except that matters relating to the fiduciary duty of Seller’s board of directors shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Mississippi, and, solely in connection with claims arising under this Agreement or the Mergers that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of such Mississippi courts, (ii) waives any objection to laying venue in any such action or proceeding in the Mississippi courts, (iii) waives any objection that the Mississippi courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.3.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by applicable Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) it understands and has considered the implications of this waiver; (iii) it makes this waiver voluntarily; and (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.7.

8.8 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, Disclosure Schedule and Exhibit references are to the Articles, Sections, Disclosure Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. This Agreement shall not be interpreted or construed to require any person or entity to take any action, or fail to take any action, if to do so would violate applicable Law.

The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. Further, it is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would have a Seller Material Adverse Effect or an Acquiror Material Adverse Effect, as the case may be, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule is or is not material for purposes of this Agreement.

8.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 7.4(e), the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree to waive any requirements for the securing or posting of any bond in connection with any remedy described in this Section 8.9 (except to the extent required by Law).

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.11 Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Seller and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in Law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties and assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Seller or otherwise to any and all such actions after the Effective Time.

8.12 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Acquiror may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be necessary, appropriate or desirable; provided, that (a) any such change shall not result in any adverse federal income tax consequences of the Mergers to holders of Seller Common Stock or to Acquiror, Acquiror Sub, Seller or Seller Sub and (b) no such change shall (i) alter or change the amount or kind of the Merger Consideration or (ii) jeopardize or materially delay the receipt of any required regulatory approvals of the Merger or the satisfaction of any other conditions set forth in Article VI hereof. In the event Acquiror elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

[The remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ E. Robinson McGraw
Name: E. Robinson McGraw
Title: Chief Executive Officer

RENASANT BANK

By:	/s/ E. Robinson McGraw
Name: E. Robinson McGraw
Title: Chief Executive Officer

METROPOLITAN BANCGROUP, INC.

By:	/s/ Curtis J. Gabardi
Name: Curtis J. Gabardi
Title: President and Chief Executive Officer

METROPOLITAN BANK

By:	/s/ Curtis J. Gabardi
Name: Curtis J. Gabardi
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

PARENT MERGER DOCUMENTS

Exhibit A – Page 1

PLAN OF MERGER

This Plan of Merger (“Plan of Merger”) is dated as of                     by and between Renasant Corporation, a Mississippi corporation (“Acquiror”), and Metropolitan BancGroup, Inc., a Delaware corporation (“Seller”). Each of Acquiror and Seller is a “party” to this Plan of Merger, and one or more of them are “parties” hereto, as the context may require.

WITNESSETH:

WHEREAS, Acquiror, Renasant Bank, a Mississippi banking corporation, Seller and Metropolitan Bank, a Mississippi banking corporation, have entered into an Agreement and Plan of Merger dated as of January 17, 2017 (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement and this Plan of Merger, and subject to the terms and conditions set forth therein and herein, Seller shall be merged with and into Acquiror, with Acquiror being the surviving corporation in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of this Plan of Merger.

“Merger” shall refer to the merger of Seller with and into Acquiror as provided in Section 2.1 of this Plan of Merger.

“Merging Corporations” shall mean Acquiror and Seller.

“Seller Common Stock” shall mean the common stock, $0.01 par value per share, of Seller.

“Stockholder Meeting” shall mean the meeting of the stockholders of Seller held pursuant to Section 5.8 of the Merger Agreement.

“Surviving Corporation” shall mean Acquiror as the surviving corporation in the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Seller shall be merged with and into Acquiror pursuant to and in accordance with the Mississippi Business Corporation Act, as amended (the “MBCA”), and the Delaware General Corporation Law, as amended (the “DGCL”). Acquiror shall be the Surviving Corporation in the Merger and shall continue to be governed by the

Exhibit A – Page 2

laws of the State of Mississippi. At the Effective Time, the separate existence and corporate organization of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror as the Surviving Corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller shall be vested in Acquiror as the Surviving Corporation, as the primary obligor therefor, and, except as set forth in the Merger Agreement, no other person shall be liable therefor, and all proceedings pending by or against either of the Merging Corporations shall be continued by or against Acquiror as the Surviving Corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror as the Surviving Corporation.

2.2 EFFECTIVE TIME. The Merger shall become effective on the later of the dates and times that the Articles of Merger are filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the MBCA and with the Delaware Secretary of State pursuant to Section 252(c) of the DGCL.

2.3 NAME OF THE SURVIVING CORPORATION. The name of the Surviving Corporation shall be “Renasant Corporation.”

2.4 ARTICLES OF INCORPORATION. On and after the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Corporation shall be the Restated Bylaws of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE III

CONVERSION OF SHARES

3.1 CONVERSION OF SHARES. At the Effective Time, automatically by virtue of the Merger and without any action on the part of Acquiror, Seller or the holders of any of the following securities:

(a) Each share of Acquiror Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger.

(b) Subject to the other provisions of this Section 3.1, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 3.1(e) and shares of Seller Common Stock held by stockholders who exercise and maintain their appraisal rights pursuant to Section 262 of the DGCL) shall, subject to adjustment pursuant to Section 3.1(d), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Acquiror Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Plan of Merger, the term “Acquiror Common Stock” means the common stock, $5.00 par value per share, of Acquiror, and the term “Exchange Ratio” means 0.6066.

(c) Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.1(f).

Exhibit A – Page 3

(d) If at any time during the period between the date of this Plan of Merger and the Effective Time, any change in the number of outstanding shares of capital stock of Acquiror or Seller, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(e) Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding prior to the Effective Time that is owned by Acquiror or any subsidiary of Acquiror or Seller (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(f) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 3.1(b), cash adjustments (without interest) will be paid to the holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Acquiror Common Stock otherwise issuable by (y) the weighted average of the closing sales prices of one share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the 15 consecutive trading days ending on the trading day immediately prior to the Closing Date. No such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

3.2 EXCHANGE OF CERTIFICATES FOR STOCK. After the Effective Time, each holder of a certificate previously representing outstanding shares of Seller Common Stock (other than holders who have exercised and maintained their appraisal rights pursuant to Section 262 of the DGCL) shall surrender and exchange such certificates for the Merger Consideration in the manner provided in Section 2.2 of the Merger Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 CONDITIONS PRECEDENT. The respective obligations of each party under this Plan of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement.

4.2 TERMINATION. This Plan of Merger shall be terminated automatically without further act or deed of either of the parties in the event of the termination of the Merger Agreement in accordance with Article VII thereof.

4.3. AMENDMENTS. To the extent permitted by the MBCA and the DGCL, this Plan of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of this Plan of Merger relating to the consideration to be paid for the shares of Seller Common Stock shall not be amended after the Stockholder Meeting so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the stockholders of Seller without the approval of the stockholders of Seller.

4.4 SUCCESSORS. This Plan of Merger shall be binding on the successors of Acquiror and Seller.

Exhibit A – Page 4

IN WITNESS WHEREOF, Acquiror and Seller have caused this Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:
Name: E. Robinson McGraw
Title: Chief Executive Officer

METROPOLITAN BANCGROUP, INC.

By:
Name: Curtis J. Gabardi
Title: President and Chief Executive Officer

Exhibit A – Page 5

STATE OF DELAWARE

CERTIFICATE OF MERGER

OF

METROPOLITAN BANCGROUP, INC.

WITH AND INTO

RENASANT CORPORATION

The undersigned corporation, Renasant Corporation, a Mississippi corporation, acting pursuant to Section 252(c) of the Delaware General Corporation Law and Section 79-4-11.06 of the Mississippi Business Corporation Act, does hereby certify that:

FIRST:	The name and state of incorporation of each of the constituent corporations (“Constituent Corporations”) that are parties to the merger is as follows:

Name	State of Incorporation/Organization
Metropolitan BancGroup, Inc.	Delaware
Renasant Corporation	Mississippi

SECOND:	An Agreement and Plan of Merger by and among the Constituent Corporations, Renasant Bank and Metropolitan Bank providing for, among other things, the merger (the “Merger”) of Metropolitan BancGroup, Inc. with and into Renasant Corporation (the “Surviving Corporation”) has been duly approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Title 8, Section 252(c) of the Delaware General Corporation Law and Section 79-4-11.04 of the Mississippi Business Corporation Act, as applicable.

THIRD:	The name of the surviving corporation shall be “Renasant Corporation.”

FOURTH:	The Articles of Incorporation and Bylaws of Renasant Corporation as in effect immediately prior to the Effective Time (as defined below) shall continue in full force and effect as the Articles of Incorporation and Bylaws of the Surviving Corporation, until altered, amended or repealed as provided therein or by law.

FIFTH:	The executed Agreement and Plan of Merger is on file at the principal place of business of the Surviving Corporation at 209 Troy Street, Tupelo, Mississippi 38804-4827.

SIXTH:	A copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SEVENTH:	The Merger shall be effective on (the “Effective Time”).

EIGHTH:	The Surviving Corporation hereby agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of either Constituent Corporation in the State of Delaware, as well as for enforcement of any obligation of the Surviving Corporation arising from the Merger, and the Surviving Corporation hereby appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceedings. A copy of any such process shall be mailed by the Secretary of State of the State of Delaware to the Surviving Corporation at 209 Troy Street, Tupelo, Mississippi 38804-4827, Attn.: Secretary.

Exhibit A – Page 6

This Certificate of Merger is executed by Renasant Corporation, acting through its duly authorized representative, on                     .

RENASANT CORPORATION

By:
Name:

Exhibit A – Page 7

EXHIBIT B

SUBSIDIARY MERGER DOCUMENT

Exhibit B – Page 1

ARTICLES OF MERGER

These Articles of Merger (“Articles of Merger”) dated as of                         , are made by and between Renasant Bank, a Mississippi banking corporation (“Acquiror Sub”), and Metropolitan Bank, a Mississippi banking corporation (“Seller Sub”). Each of Acquiror Sub and Seller Sub is a “party” to these Articles of Merger, and one or more of them are “parties” hereto, as the context may require.

WITNESSETH:

WHEREAS, Renasant Corporation, a Mississippi corporation, Acquiror Sub, Metropolitan BancGroup, Inc., a Delaware corporation, and Seller Sub have entered into an Agreement and Plan of Merger, dated as of January 17, 2017 (as amended, the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement and these Articles of Merger, and subject to the terms and conditions set forth therein and herein, Seller Sub shall be merged with and into Acquiror Sub, with Acquiror Sub being the surviving banking corporation in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of these Articles of Merger.

“Merger” shall refer to the merger of Seller Sub with and into Acquiror Sub as provided in Section 2.1 of these Articles of Merger.

“Merging Banks” shall mean Acquiror Sub and Seller Sub.

“Seller Sub Common Stock” shall mean the common stock, par value $5.00 per share, of Seller Sub.

“Surviving Bank” shall mean Acquiror Sub as the surviving banking corporation in the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Seller Sub shall be merged with and into Acquiror Sub in accordance with Title 81 of the Mississippi Code of 1972, as amended (the “Mississippi Code”). Acquiror Sub shall be the Surviving Bank in the Merger and shall continue to be governed by the laws of the State of Mississippi. At the Effective Time, the Merger shall have the effects set forth in Mississippi Code Annotated Section 81-5-85 and the separate existence and corporate organization of Seller Sub shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller Sub shall be vested in Acquiror Sub as the Surviving Bank, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller Sub shall be vested in Acquiror Sub as the Surviving Bank, as the primary obligor therefor, and, except as set forth in

Exhibit B – Page 2

the Merger Agreement, no other person shall be liable therefor, and all proceedings pending by or against Seller Sub shall be continued by or against Acquiror Sub as the Surviving Bank, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror Sub as the Surviving Bank.

2.2 EFFECTIVE TIME. The Merger shall become effective upon the date and time stated in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”).

2.3 NAME OF THE SURVIVING BANK. The name of the Surviving Bank shall be “Renasant Bank.”

2.4 CHARTER OF INCORPORATION. On and after the Effective Time, the Charter of Incorporation of the Surviving Bank shall be the Charter of Incorporation of Acquiror Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Bank shall be the Bylaws of Acquiror Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE III

CANCELLATION OF SHARES

3.1 CANCELLATION OF SHARES. At the Effective Time, each share of Seller Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and the certificate or certificates therefor shall be surrendered and cancelled. There shall be no conversion, exchange or consideration for such Seller Sub Common Stock. All of the shares of Acquiror Sub issued and outstanding immediately prior to the effective time of the Merger shall remain issued and outstanding after the Effective Time of and shall be unaffected by the Merger. The authorized capital stock of Acquiror Sub as the Surviving Bank following the Effective Time of the Merger shall be 772,822 shares of common stock, $5.00 par value per share, unless and until the same shall be changed in accordance with applicable Mississippi law.

ARTICLE IV

FILING OF ARTICLES OF MERGER

The approval of these Articles of Merger by the respective sole stockholders of Acquiror Sub and Seller Sub shall be certified in Articles of Merger which shall be signed and acknowledged by the President or Vice President of each of the Merging Banks. Thereafter, an original of the Articles of Merger, so certified, signed and acknowledged, shall be delivered to the MCB for filing and recordation in the manner required by law.

ARTICLE V

MISCELLANEOUS

5.1 CONDITIONS PRECEDENT. The respective obligations of each party under these Articles of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement.

5.2 TERMINATION. These Articles of Merger shall be terminated automatically without further act or deed of either of the parties in the event of the termination of the Merger Agreement in accordance with Article VII thereof.

Exhibit B – Page 3

5.3. AMENDMENTS. To the extent permitted by the Mississippi Code, these Articles of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties.

5.4 SUCCESSORS. These Articles of Merger shall be binding on the successors of Acquiror Sub and Seller Sub.

IN WITNESS WHEREOF, Acquiror Sub and Seller Sub have caused these Articles of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT BANK

By:
Name: E. Robinson McGraw
Title: Chief Executive Officer

METROPOLITAN BANK

By:
Name: Curtis J. Gabardi
Title: President and Chief Executive Officer

Exhibit B – Page 4

SCHEDULE 5.13(b)

JOINDER AGREEMENT

THIS AGREEMENT is made and executed as of                     , 2017 between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned individual officer and/or director (“Metropolitan Official”) of Metropolitan BancGroup, Inc., a Delaware corporation (“Metropolitan”), and/or Metropolitan Bank, a Mississippi banking corporation (“Metropolitan Bank”).

RECITALS:

WHEREAS, Acquiror, Renasant Bank, a Mississippi banking corporation (the “Acquiror Bank”), Metropolitan and Metropolitan Bank have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Metropolitan will be merged into Acquiror and Acquiror shall be the surviving entity on the terms and subject to the conditions set forth in the Merger Agreement and Metropolitan Bank will be merged into Acquiror Bank and Acquiror Bank shall be the surviving entity on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in consideration of the agreements made by Metropolitan in connection with the Merger Agreement, Acquiror has agreed to indemnify the Metropolitan Official under certain circumstances set forth in the Merger Agreement.

NOW, THEREFORE, in consideration of Acquiror’s agreement to indemnify the Metropolitan Official and the expenses and costs that may be incurred by Acquiror in connection with such indemnification, the Metropolitan Official hereby agrees as follows:

1.	Assumption of and Cooperation in Defense.

1.1 Notice and Assumption of Defense. In the event a claim arises for which indemnification is or may be sought by the Metropolitan Official, the Metropolitan Official shall promptly notify Acquiror, in writing at the address set forth in Section 3 hereof, of the commencement of such legal action or existence of and facts relating to such claim. Upon receipt of such notice, or at any time thereafter, Acquiror shall be entitled to participate therein and, in its sole discretion, to assume the defense of such claim, with counsel of its choice, subject to the reasonable approval of the Metropolitan Official, and to consider and decide on any proposed settlement, subject to the reasonable approval of the Metropolitan Official. In any and all events, Acquiror shall have the right to reasonable control over the nature and extent of expenses incurred in connection with such claim(s). Acquiror shall notify the Metropolitan Official of its assumption of the defense of such claim; and after such notice from Acquiror to the Metropolitan Official, Acquiror shall not be liable to the Metropolitan Official for indemnification under Section 5.13(b) of the Merger Agreement for any legal expenses of other counsel or any other expenses of defense subsequently incurred by such indemnified party.

1.2 Cooperation in Defense. The Metropolitan Official agrees to cooperate in the defense of any action for which indemnification is sought under Section 5.13(b) of the Merger Agreement. Such cooperation shall include, but not be limited to, providing Acquiror and its counsel copies of any and all relevant documents relating to the claim, consulting with Acquiror and its counsel with regard to the claim, providing testimony, either in deposition or at trial or both, regarding the facts relating to the claim, making himself available at reasonable times for consultation, testimony and fact-finding and otherwise furnishing such information to Acquiror and its counsel as the Metropolitan Official would provide to his own counsel in the event he were defending the action himself. Except as expressly permitted by Acquiror, the Metropolitan Official shall not object to the production or use of any documents heretofore prepared by or of information provided to Acquiror legal counsel on the basis of any claim of privilege that is available only to Metropolitan or Acquiror; provided, however, that Acquiror

Schedule 5.13(b) – Page 1

agrees that it will not, without the consent of the Metropolitan Official, waive any applicable privilege of the Metropolitan Official. Such cooperation shall be provided regardless of whether Acquiror assumes the defense of the action.

2.	Duplication of Payment; Limitations; Presumptions.

2.1 No Duplication of Payments. Acquiror shall not be liable under this Agreement to make any payment in connection with any claim against the Metropolitan Official to the extent the Metropolitan Official has otherwise actually received payment (under any insurance policy, certificate of incorporation, bylaw provision or otherwise) of amounts otherwise indemnifiable hereunder.

2.2 No Presumption. For purposes of this Agreement, the termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval) shall not of itself create a presumption that the Metropolitan Official did or did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

3. Notices. All notices or other communications which are required or permitted hereunder shall be delivered in accordance with Section 8.3 of the Merger Agreement, at the addresses listed below:

If to Acquiror:	Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827
Attention: E. Robinson McGraw

If to the Metropolitan Official:

4. Execution in Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Transmission by facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such facsimile shall be deemed to be an original counterpart of this Agreement.

5. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

6. Amendment. This Agreement may only be amended by a written instrument signed by both parties hereto.

Schedule 5.13(b) – Page 2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RENASANT CORPORATION

By:
Name: E. Robinson McGraw
Title: Chief Executive Officer

METROPOLITAN OFFICIAL

Print Name:

Schedule 5.13(b) – Page 3

SCHEDULE 5.17-A

VOTING AND NON-COMPETITION AGREEMENT

Schedule 5.17-A – Page 1

VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (this “Agreement”) is made and executed as of the      day of                 , 2017, between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned non-employee director (“Metropolitan Official”) of Metropolitan BancGroup, Inc., a Delaware corporation (“Metropolitan”), or Metropolitan Bank, a Mississippi banking corporation (“Metropolitan Bank”).

Acquiror, Renasant Bank, a Mississippi banking corporation (“Acquiror Bank”), Metropolitan and Metropolitan Bank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Metropolitan will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger, and (ii) Metropolitan Bank will merge with and into Acquiror Bank (the “Bank Merger”), and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Metropolitan Official makes the following agreements in favor of Acquiror:

1. Undertakings of Metropolitan Official.

1.1 The Metropolitan Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of Metropolitan, $0.01 par value per share (the “Metropolitan Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the stockholders of Metropolitan at which such matters are considered (including any and all adjournments thereof). The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the Metropolitan Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Metropolitan Official as such a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the Metropolitan Official from exercising Metropolitan Official’s fiduciary duties as a director of Metropolitan.

1.2 The Metropolitan Official further agrees that during the term of this Agreement, he will not transfer any of the Shares, except (i) for transfers by operation of law and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

2. Noncompetition Obligations of Metropolitan Official.

2.1 Metropolitan Official will not:

(a) directly or indirectly, for himself or in affiliation with any business or entity in which he owns an equity or financial interest (except as to not more than five percent (5%) of the outstanding stock of any corporation, the securities of which are regularly traded on a nationally recognized securities exchange or over-the-counter market), carry on or engage in any Competitive Business (as hereinafter defined) within the Restricted Area (as hereinafter defined); or

(b) directly or indirectly, in affiliation with any individual or any business or entity not covered by (a) above, whether as a partner, employee, contractor, consultant or otherwise, carry on or engage in any Competitive Business in the Restricted Area; or

Schedule 5.17-A – Page 2

(c) directly or indirectly, solicit or cause to be solicited any customers of Acquiror or Acquiror Bank, with respect to any Competitive Business in the Restricted Area; or

(d) directly or indirectly, solicit or cause to be solicited any employees, contractors or agents of Acquiror or Acquiror Bank to terminate their employment, contract or relationship with Acquiror or Acquiror Bank.

For purposes of this Agreement, the term “Restricted Area” shall mean the State of Mississippi and the State of Tennessee, and the term “Competitive Business” shall mean the business of banking, including, without limitation, checking and savings accounts, business and personal loans, interim construction and residential loans, student loans, automated tellers machines, internet banking services and accounts receivable financing.

2.2. The noncompetition obligations set forth in Section 2.1 shall extend until the second anniversary of the Closing (as defined in the Plan of Merger) (the “Restricted Period”).

2.3. Acquiror and the Metropolitan Official agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 2 would cause irreparable injury to Acquiror. The Metropolitan Official understands that the foregoing restrictions may limit the Metropolitan Official’s ability to engage in certain businesses during the period provided for above in the Restricted Area, but acknowledges that the Metropolitan Official will receive sufficient remuneration and other benefits under the Plan of Merger to justify such restriction. Further, the Metropolitan Official acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete will in no way prevent him from earning a living. If any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the parties intend to make this provision enforceable under the laws of Mississippi in the Restricted Area so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.

3. Miscellaneous.

3.1 The Metropolitan Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the Metropolitan Official, and Acquiror shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Acquiror, including, without limitation, the recovery of damages from the Metropolitan Official and his or her agents involved in such breach.

3.2 The Metropolitan Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Metropolitan. The Metropolitan Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

Schedule 5.17-A – Page 3

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Metropolitan Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Metropolitan or an affiliate of Metropolitan and the Metropolitan Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

3.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chief Executive Officer

METROPOLITAN OFFICIAL

Print Name:

Schedule 5.17-A – Page 4

SCHEDULE TO

VOTING AND NON-COMPETITION AGREEMENT

Number of shares of common stock, $0.01 par value per share, of Metropolitan BancGroup, Inc. owned by the Metropolitan Official:                 shares.

Schedule 5.17-A – Page 5

SCHEDULE 5.17-B

VOTING AGREEMENT

Schedule 5.17-B – Page 1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and executed as of the     day of                 , 2017, between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned individual executive officer and director (“Metropolitan Official”) of Metropolitan BancGroup, Inc., a Delaware corporation (“Metropolitan”), or Metropolitan Bank, a Mississippi banking corporation (“Metropolitan Bank”).

Acquiror, Renasant Bank, a Mississippi banking corporation (“Acquiror Bank”), Metropolitan and Metropolitan Bank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Metropolitan will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger, and (ii) Metropolitan Bank will merge with and into Acquiror Bank (the “Bank Merger”), and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Metropolitan Official makes the following agreements in favor of Acquiror:

1. Undertakings of Metropolitan Official.

1.1 The Metropolitan Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of Metropolitan, $0.01 par value per share (the “Metropolitan Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the stockholders of Metropolitan at which such matters are considered (including any and all adjournments thereof). The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the Metropolitan Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Metropolitan Official as such a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the Metropolitan Official from exercising Metropolitan Official’s fiduciary duties as a director of Metropolitan.

1.2 The Metropolitan Official further agrees that during the term of this Agreement, he will not transfer any of the Shares, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Plan of Merger) and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

2. [Reserved]

3. Miscellaneous.

3.1 The Metropolitan Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the Metropolitan Official, and Acquiror shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Acquiror, including, without limitation, the recovery of damages from the Metropolitan Official and his or her agents involved in such breach.

Schedule 5.17-B – Page 2

3.2 The Metropolitan Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Metropolitan.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreement made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Metropolitan Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Metropolitan and the Metropolitan Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors, heirs and legatees.

3.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chief Executive Officer

METROPOLITAN OFFICIAL

Print Name:

Schedule 5.17-B – Page 3

SCHEDULE TO

VOTING AGREEMENT

Number of shares of common stock, $0.01 par value per share, of Metropolitan BancGroup, Inc. owned by the Metropolitan Official:                 shares.

Schedule 5.17-B – Page 4

SCHEDULE 5.22(i)

GABARDI AGREEMENT

Schedule 5.22(i) – Page 1

RENASANT BANK

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into by and between Curtis J. Gabardi (“Executive”) and Renasant Bank, a financial institution with its principal place of business in Tupelo, Mississippi (the “Bank”).

1. Effectiveness. This Agreement shall be effective as of the “Effective Time,” as defined in that certain Agreement and Plan of Merger by and among Renasant Corporation (the “Company”), the Bank, Metropolitan BancGroup, Inc. and Metropolitan Bank (the Metropolitan entities collectively, the “Metropolitan Entities”) dated as of January 17, 2017 (the “Merger Agreement”), provided that if the Effective Time shall not occur as contemplated under the Merger Agreement, this Agreement shall be deemed void and of no force and effect.

2. Employment; Term and Renewal:

2.1 Position. The Bank shall employ and retain Executive as its President, Chief Banking Officer, or in such other capacity or capacities as shall be mutually agreed upon, from time to time, by Executive and the Bank, and Executive agrees to be so employed, subject to the terms and conditions set forth herein. Executive’s duties and responsibilities shall be those assigned to him, from time to time, by the Bank and shall include such duties as are the type and nature normally assigned to similarly situated officers of a financial institution of the size, type and stature of the Bank. Executive shall report to the Chief Executive Officer of the Bank.

2.2 Full Time and Attention. During the Employment Term (as defined below), Executive shall devote his full time, attention and energies to the business of the Bank and will not, without the prior written consent of the Bank’s Chief Executive Officer, be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage. Notwithstanding the foregoing, Executive shall not be prevented from: (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage; (b) investing his personal assets in businesses which do not compete with the Bank, provided that such investment is solely that of an investor; or (c) purchasing securities in any corporation whose securities are regularly traded on an established market, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company or the Bank and Executive’s investment is solely that of an investor.

2.3 Term; Renewal. Executive’s employment under this Agreement shall commence as of the Effective Date and shall terminate on the two-year anniversary thereof (the “Initial Term”). At the end of the Initial Term and on each anniversary of such date thereafter (each a “Renewal Date”), this Agreement shall be automatically extended for an additional one-year period (a “Renewal Term”), unless either party shall provide written notice to the other that this Agreement shall not be extended, such notice to be provided not less than 60 days prior to any Renewal Date or the expiration of the Initial Term, as the case may be (the Initial Term and any Renewal Term referred to as Executive’s “Employment Term”).

3. Compensation and Benefits:

3.1 Base Compensation. The Bank shall pay Executive an annual salary in an amount of $425,000, which amount shall be prorated and paid in equal installments in accordance with the Bank’s regular payroll practices and policies (Executive’s “Base Compensation”). Such compensation shall be reviewed and may be adjusted no less often than annually; provided that such compensation shall not be reduced unless part of a reduction applicable to all or substantially all similarly situated executives.

Schedule 5.22(i) – Page 2

3.2 Benefits and Perquisites. Executive shall further be eligible to receive the following benefits and perquisites:

a.	Participation in the Company’s Performance Based Rewards Plan, as the same may be amended, restated or replaced from time to time (the “PBRP”);

b.	Grants and awards under the Company’s 2011 Long-Term Incentive Compensation Plan, as the same may be amended, restated or replaced from time to time (the “LTIP,” which reference shall include the terms of any individual incentive agreement issued thereunder);

c.	Not less than four weeks of paid annual leave, subject to the Bank’s standard policies and practices, with usage, forfeiture, and accrual determination in accordance with such policies and practices;

d.	A transportation benefit to be paid monthly in the amount of $ , which the parties agree shall be sufficient to compensate Executive for his ownership or lease of a vehicle, including the cost of maintenance, insurance, repairs and fuel with respect thereto;

e.	Reimbursement or payment of dues and capital assessments for membership in the country club designated by Executive; provided that if any bond or capital or similar payment made by the Bank is repaid to Executive, Executive shall promptly remit to the Bank the amount thereof; and

f.	Reimbursement for such reasonable and necessary expenses as are incurred by Executive in carrying out his duties hereunder, consistent with the Bank’s standard policies and annual budget. The Bank’s obligation to reimburse Executive hereunder shall be contingent upon the timely presentment by Executive of an itemized accounting of such expenditures in accordance with the Bank’s policies.

Executive may be further eligible to participate in such plans, policies, and programs as may be maintained, from time to time, by the Company, the Bank or their affiliates for the benefit of executives or employees, including, without limitation, any nonqualified deferred compensation or similar executive benefit plans, fringe benefit plans, profit sharing, life insurance and group medical and other welfare benefit plans. Any such participation shall be determined in accordance with the specific terms and conditions of the documents evidencing any such plans, policies, and programs. Executive agrees that nothing contained herein shall be deemed to require the Company, the Bank or any affiliate thereof to maintain any particular plan, policy, or program for any particular period, and nothing shall be deemed to prohibit the amendment, modification, replacement or termination of any such plan, policy or program. References herein to a plan, policy or program or arrangement shall be deemed to include and refer to any amendment or successor thereto or replacement thereof.

3.3 Retention Award. In further consideration of the services to be rendered by Executive hereunder, Executive shall be awarded 5,000 shares of common stock issued by Renasant Corporation, $5.00 par value per share, subject to the limitations and restrictions set forth on Exhibit A hereto.

4. Executive’s Separation From Service:

4.1 Condition Precedent. Except for the payment of the Mandated Amounts (as defined below), as a condition of the receipt of any payment or the provision of any benefit described in this Section 4, Executive shall timely execute and deliver to the Bank a waiver and release, substantially in form attached hereto as Exhibit B, subject to such modification as the Bank may deem necessary or appropriate, from time to time (a “Release”), which shall be provided to Executive not later than on the Executive’s Separation Date (as defined in Section 4.2).

4.2 Separation on Account of Death or Disability. If Executive dies or becomes Disabled, this Agreement and Executive’s employment hereunder shall terminate (the date of such termination for any reason described herein, Executive’s “Separation Date”), and the Company shall pay to Executive (or to his estate): (a) the Mandated Amounts; and (b) any Accrued Cash Bonus.

As used herein, the “Mandated Amounts” shall consist of: (a) any Base Compensation accrued but unpaid as of Executive’s Separation Date; (b) any amount that is accrued, vested and not otherwise subject to forfeiture under

Schedule 5.22(i) – Page 3

any separate employee or executive benefit plan, policy or program in which Executive participated or was covered as of his Separation Date; (c) any amount, other than an Accrued Cash Bonus, that is not subject to forfeiture and is subject to payment under the LTIP or PBRP in accordance with the terms thereof; and (d) any additional amounts or benefits required by law to be provided, which cannot be waived. Payment or provision of the Mandated Amounts shall be made at the time or times and in the form prescribed under the applicable governing documents or in accordance with governing law, as the case may be.

As used herein, the term “Accrued Cash Bonus” shall mean the amount payable, if any, under the PBRP for the most recently completed fiscal year preceding the year in which Executive’s Separation Date occurs, which amount has not been paid as of Executive’s Separation Date; such amount, if any, shall be paid at the time such bonuses are ordinarily paid under the PBRP.

As used herein, the term “Disabled” or “Disability” or words of similar import shall mean that Executive is: (a) unable to engage in any substantial gainful activity due to a medically-determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of at least 12 months, as determined by a physician appointed by the Bank or reasonably satisfactory to the Bank; (b) receiving benefits under the Bank’s or an affiliate’s separate long-term disability plan for a period of at least three months as a result of a medically-determinable physical or mental impairment; or (c) has been determined eligible to receive Social Security disability benefits.

4.3 Involuntary Separation for Cause. This Agreement may be terminated and Executive’s employment hereunder may be involuntarily separated by the Bank on account of Cause. In the event of a separation for Cause hereunder, the Bank shall provide written notice to Executive, including a description of the specific reasons for its determination of Cause and any cure period that may be available to remedy the events giving rise to such determination. As of Executive’s Separation Date, which may be the date on which such notice is provided to Executive or the date on which the Bank reasonably determines that the events giving rise to Cause have not been cured to its reasonable satisfaction (to the extent a cure period has been provided in the discretion of the Bank), the Bank shall pay or provide to Executive the Mandated Amounts and shall have no further obligation hereunder.

As used herein, the term “Cause” shall mean and be deemed to have occurred if Executive:

a.	Commits an intentional act of fraud, embezzlement or theft in the course of his employment or otherwise engaged in any intentional misconduct, which is materially injurious to the financial condition or business reputation of the Company or the Bank;

b.	Commits intentional damage to the property of the Company or the Bank, which is materially injurious to the financial condition or business reputation of the Company or the Bank;

c.	Is indicted for the commission of a felony or a crime involving moral turpitude;

d.	Willfully and substantially refuses to perform the essential duties of his position, which has not been cured within 30 days following written notice by the Bank;

e.	Commits a material breach of this Agreement, which has not been cured within 30 days following written notice by the Bank;

f.	Intentionally or recklessly violates any material provision of any code of ethics, code of conduct or equivalent code or policy of the Company or the Bank applicable to him; or

g.	Intentionally or recklessly violates any material provision of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any of the rules adopted by the Securities and Exchange Commission or any other governmental agency implementing the provisions of these laws.

Schedule 5.22(i) – Page 4

No act or failure to act on the part of Executive shall be deemed “intentional” if it is due primarily to an error in judgment or negligence, but will be deemed “intentional” only if done or omitted to be done by Executive not in good faith and without reasonable belief that his action(s) or omission(s) are in the best interest of the Company, the Bank or an affiliate thereof.

4.4 Executive’s Constructive Termination. Executive may terminate this Agreement and his employment hereunder on account of Constructive Termination. In such event, the Company shall pay or provide to Executive:

a.	The Mandated Amounts.

b.	Any Accrued Cash Bonus.

c.	A cash payment in an aggregate amount equal to: (i) Executive’s Base Compensation in effect prior to his Separation Date, determined without regard to any reduction thereof giving rise to Executive’s Constructive Termination, for the remainder of the Employment Term but not less than 12 months; and (ii) Executive’s target bonus payable under the PBRP for the year in which Executive’s Separation Date occurs, prorated to reflect Executive’s period of service during such year; such aggregate amount to be paid in the form of a single-sum not more than 60 days following Executive’s Separation Date.

d.	The vesting or settlement of any outstanding grant or award under the LTIP that would otherwise vest or be deemed free of restriction on account of an involuntary termination of employment, without Cause, as if Executive’s Construction Termination hereunder constitutes such an event.

e.	If Executive and/or his dependents timely elect to continue coverage under any group medical, dental or vision plan maintained by the Bank, in accordance with Section 4980B(f)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) (other than a health flexible spending account under a self-insured medical reimbursement plan described in Code Section 125), the amount of the applicable continuation coverage premium therefore, payable on the first day of each month, for the lesser of 18 months or the actual period of such coverage as determined in accordance with Code Section 4980B.

As used herein, the term “Constructive Termination” shall mean:

a.	A material reduction (other than a reduction in pay uniformly applicable to similarly situated executives) in the amount of Executive’s Base Compensation;

b.	A material reduction in Executive’s authority, duties or responsibilities from those contemplated in Section 2.1 of this Agreement; provided that a reduction in title, unaccompanied by a material reduction in actual authority, duties, or responsibilities shall not give rise to a Constructive Termination hereunder;

c.	A material breach of this Agreement by the Bank;

d.	A requirement by the Bank that Executive shall change the location of his primary place of employment to a location more than 30 miles from the Jackson, Mississippi metropolitan statistical area; or

e.	Any attempt on the part of the Bank to require Executive to perform (or omit to perform) any act or to engage (or omit to engage) in any conduct that would constitute illegal action or inaction on the part of Executive.

No event or condition described in this Section 4.4 shall be deemed to constitute a Constructive Termination unless: (a) Executive promptly gives written notice of his objection to such event or condition, which notice shall be provided no later than 30 days after Executive first knows, or should first know, of its occurrence; (b) such event or condition is not reasonably corrected by the Bank promptly after receipt of such notice, but in no event more than 30 days thereafter; and (c) Executive thereafter separates from service, such separation occurring not more than 30 days following the expiration of the 30-day correction period described in subparagraph (b) hereof.

Schedule 5.22(i) – Page 5

4.5 Involuntary Separation by the Bank, Without Cause. The Bank may terminate this Agreement and involuntarily separate Executive’s employment hereunder, without Cause, upon 60 days’ prior written notice to Executive, or such shorter period as may be agreed upon by Executive and the Bank. In such event, the Bank shall provide to Executive those amounts and benefits described in Section 4.4 hereof, as if Executive’s Constructive Termination had occurred.

4.6 Separation by Executive. Executive may terminate this Agreement and separate from service hereunder, other than on account of Constructive Termination, upon 60 days’ prior written notice to the Bank, or such shorter period as may be agreed upon by the Bank and Executive. In such event, the Bank shall pay or provide the Mandated Amounts and shall have no further obligation hereunder.

4.7 Expiration of Agreement. If this Agreement shall expire by notice of nonrenewal in accordance with Section 2 hereof and:

a.	Executive shall contemporaneously separate from service: (i) if such notice is furnished by the Bank during the five-year period following the Effective Date, the Bank shall pay or provide to Executive the amounts and benefits described in Section 4.5 hereof, as if such separation was involuntary without Cause; or (ii) if such notice is furnished by the Bank after the expiration of such period, or at any time by Executive, he shall be paid or provided the Mandated Amounts.

b.	Executive shall continue to perform services for the benefit of the Company, he shall thereafter be deemed an “at will” employee.

In either such event, the rights and obligations of the parties hereunder shall cease, except to the extent provided in Section 7.14 hereof.

4.8 Return of Property. Upon termination or expiration of this Agreement and the employment of Executive hereunder for any reason, Executive or his estate shall promptly return to the Bank all of the property of the Bank and its affiliates, including, without limitation, equipment, computers, mobile telephones, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information (as defined below) in the possession or under the control of Executive, regardless of the form in which maintained.

5. Change In Control:

5.1 Condition Precedent. Except for the payment of the Mandated Amounts, as a condition of the receipt of any payment or the provision of any benefit hereunder, Executive shall timely execute and deliver to the Bank a Release, which shall be provided to Executive not later than on the Executive’s Separation Date (as defined in Section 4.2). Executive shall further acknowledge and agree that any payment or benefit under this Section 5 shall be in lieu of, and not in addition to, any severance payment, separation pay or other benefit or cash award payable to Executive on account of his separation from service, whether under this Agreement or otherwise, such that there shall be no duplication of payments or benefits hereunder.

5.2 Executive’s Separation From Service Following a Change in Control. If Executive separates from service during the 24-month period following a Change in Control (as defined in the LTIP), either involuntarily without Cause, or on account of his Constructive Termination, the Bank shall pay or provide to Executive:

a.	The Mandated Amounts.

b.	Any Accrued Cash Bonus.

c.

A cash payment equal to two times the aggregate of Executive’s: (i) Base Compensation in effect prior to the Change in Control, determined without regard to any reduction thereof giving rise to Constructive Termination; and (ii) average bonus paid under the PBRP with respect to the Company’s two whole fiscal

Schedule 5.22(i) – Page 6

years preceding such Change in Control; such aggregate amount to be paid in the form of a single-sum not more than 60 days following Executive’s Separation Date.

d.	If Executive and/or his dependents timely elect to continue group medical, dental or vision coverage within the meaning of Code Section 4980B(f)(2) with respect to a plan sponsored by the Bank (other than a health flexible spending account under a self-insured medical reimbursement plan described in Code Section 125), the amount of the applicable continuation coverage premium therefore, payable on the first day of each month, for the lesser of 18 months or the period of such coverage as determined in accordance with Code Section 4980B.

e.	Any outstanding award or grant shall vest, or be deemed free of restriction or otherwise settled as provided under the terms the LTIP.

5.3 Limitation. Notwithstanding any provision of this Agreement to the contrary, if the aggregate of all payments and benefits due to Executive hereunder, including any payment or benefit provided to Executive under a separate plan or arrangement (collectively, the “Aggregate Payments”) would result in any such payment being a “parachute payment” within the meaning of Code Section 280G, such payments shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of such payments and benefits, as so reduced, shall be deemed to constitute an “excess parachute payment.” For this purpose:

a.	The determination of whether any reduction in the Aggregate Payments is required hereunder shall be made at the expense of the Bank and by the Bank’s independent accountants or another independent accountant agreed upon by Executive and the Bank.

b.	In the event that any portion of the Aggregate Payments is required to be reduced hereunder, then the reduction shall occur in the following order: (i) reduction of the amount payable under Section 5.2c hereof; (ii) reduction of Accrued Cash Bonus; and (iii) forfeiture of any grant or award under the LTIP. Within any of the foregoing categories, a reduction shall occur first with respect to amounts that are not deemed to constitute “deferral of compensation” within the meaning of and subject to Code Section 409A (“Nonqualified Deferred Compensation”) and then with respect to amounts that are treated as Nonqualified Deferred Compensation, with such reduction being applied in each case to the payments in the reverse order in which they would otherwise be made (that is, later payments shall be reduced before earlier payments).

6. Limitations On Activities:

6.1 Consideration for Limitation on Activities. Executive acknowledges that the execution of this Agreement constitutes consideration for the covenants contained herein, the sufficiency of which is hereby acknowledged by Executive.

6.2 Confidential Information. Executive recognizes and acknowledges that during the Employment Term and at all times thereafter, Executive will have access to or possess confidential, proprietary, non-public information concerning the Company, the Bank, their affiliates, and their predecessors, including but not limited to the Metropolitan Entities (collectively, the “Protected Entities”), whether or not considered a “trade secret” under applicable law (“Confidential Information”), which may include, without limitation: (a) books, records and policies relating to operations, finance, accounting, personnel and management; (b) information related to any business entered into by the Protected Entities; (c) credit policies and practices, databases, customer and prospective customer lists, depositor and prospective depositor lists, and information obtained on competitors and tactics; (d) various other non-public trade or business information, including business opportunities and expansion or acquisition strategies, marketing, business diversification plans, methods and processes; and (e) retail marketing and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, loan or lease accounts, other accounts relating to consumer products and services and depository arrangements.

Schedule 5.22(i) – Page 7

Executive agrees that Confidential Information is the property of and owned by the Bank and the Company. Executive further agrees that he will not, whether during the Employment Term or at any time afterwards, make any independent use of, or disclose to any other person or organization, any Confidential Information, except: (a) as may be customarily required in the course of his employment with the Bank; (b) as may be expressly authorized by the Bank; (c) as may be required by law or legal process, provided that Executive shall furnish to the Bank not less than five business days prior to such disclosure, or such shorter period as may be necessitated by facts and circumstances, written notice of such law or process, including a copy of all relevant documents, and shall cooperate with the Bank to object to or to limit such disclosure or to place such disclosure under seal; or (d) if and to the extent such information shall have become public information, other than on account of Executive’s breach of this covenant. Notwithstanding the foregoing, subsection (c) shall not limit Executive’s ability to communicate with any government agencies or otherwise participate in any investigation or proceeding that may be conducted by any government agency, including providing documents or other information, without notice to the Bank or the Company.

6.3 Non-Solicitation. Executive agrees that during the two-year period commencing on his Separation Date (regardless of the reason therefore), he shall not, directly or indirectly, for his own benefit, on behalf of another, or to the Bank or the Company’s detriment:

a.	Solicit for any business purpose, hire or offer to hire, or participate in the business solicitation or hiring of, any officer or employee of a Protected Entity, including officers and employees of the Bank during the 24-month period preceding Executive’s Separation Date;

b.	Persuade, or attempt to persuade, in any manner any officer, employee, agent or consultant of a Protected Entity to discontinue any relationship with a Protected Entity; or

c.	Solicit or divert, or attempt to solicit or divert, any customer or depositor of the Bank, as determined during the 24-month period preceding Executive’s Separation Date, including any prospective or potential customer or depositor of the Bank with respect to which the Bank has expended material efforts to solicit before his Separation Date.

6.4 Non-Competition. Executive agrees that he shall not, for a period of two years following his Separation Date in respect of a separation described in Section 5.2 hereof, or for a period of one year following his Separation Date in respect of any other reason therefore, whether as an employee, officer, director, shareholder, owner, partner, joint venturer, independent contractor, consultant or in another managerial capacity, engage in the Banking Business within the Restricted Area. For purposes of this Section 6.4, the term “Banking Business” shall mean the management and/or operation of a retail bank or other financial institution, securities brokerage, or insurance agency or brokerage. The term “Restricted Area” shall mean area within the 50-mile radius of any geographic location in which the Bank has a substantial branch or office on Executive’s Separation Date. The parties agree that Executive’s ownership of not more than 5% of the equity securities of any financial institution shall not constitute a breach of this covenant, provided that Executive is solely an investor with respect thereto.

6.5 Business Reputation. Executive agrees that during the Employment Term and at all times thereafter, he shall refrain from making or publishing any adverse, untrue or misleading statement which has, or may reasonably be anticipated to have, the effect of demeaning the name or business reputation of the Company or the Bank, except to the extent true and required by law or legal process.

6.6 Reformation. The parties agree that each of the covenants set forth herein is intended to constitute a separate restriction. Should any covenant be declared invalid or unenforceable, such covenant shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the covenants contained herein is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the covenants is unreasonable, then it is the intention of the parties that such covenant or covenants be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be deemed reformed to the extent necessary to permit such enforcement.

Schedule 5.22(i) – Page 8

6.7 Remedies. In the event of a breach or threatened breach by Executive of the provisions of this Section 6, Executive agrees that the Bank shall be entitled to seek a temporary restraining order or a preliminary injunction without the necessity of posting bond in connection therewith, whether in a court of law or by means of arbitration, in the Bank’s discretion. Nothing contained herein shall be construed as prohibiting the Bank from pursuing any other remedy available to it for such breach or threatened breach, whether in law or equity, including the recovery of damages from Executive.

Executive further agrees that upon the issuance of a temporary restraining order, the Bank may, in its discretion, suspend any payments or benefits due to Executive or his dependents under this Agreement; provided that such payments shall be resumed when the Bank reasonably determines that such breach or threatened breach has been corrected or cured, to the extent that such breach is susceptible of correction or cure. The Bank shall provide to Executive written notice of the events giving rise to Executive’s breach or threatened breach of the provisions of this Agreement, including a statement as to whether the Bank reasonably believes that such breach or threatened breach is susceptible of cure, at least two business days before seeking a temporary restraining order hereunder. Thereafter, Executive may correct such breach or threatened breach to the reasonable satisfaction of the Bank; provided that if Executive fails to correct such breach or threatened breach within such two-day period, nothing contained herein shall preclude or delay the Bank’s ability to seek a temporary restraining order hereunder.

7. Miscellaneous:

7.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

7.2 Enforcement of This Agreement. In addition to the equitable remedies provided under Section 6 hereof, which need not be exclusively resolved by arbitration in the discretion of the Bank, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”) concerning the resolution of employment disputes. Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Bank (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Bank. Except as provided in Section 7.3 hereof, each party to the arbitration proceeding will bear its own fees and costs in connection with such arbitration proceedings, except that unless otherwise paid by the Bank in accordance with such section, the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Jackson, Mississippi.

7.3 Attorneys’ Fees. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Bank, as the case may be, the successful or prevailing party shall be entitled to recover its reasonable attorneys’ fees, costs, and all expenses incurred in that action or proceeding.

7.4 No Set-Off or Defense. There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payment to Executive provided for in this Agreement. Executive’s claim that the Bank has breached this Agreement shall not constitute a justification or defense for Executive’s breach of any provision hereof.

7.5 Assistance with Litigation. For a period of two years after his Separation Date, Executive will furnish such information and provide such assistance as may be reasonably necessary in connection with any litigation in which the Bank (or an affiliate) is then or may become involved, without the payment of a fee or charge, except reimbursement of his direct expenses.

Schedule 5.22(i) – Page 9

7.6 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.7 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in their entirety any prior agreements between Executive and the Company, the Bank or an affiliate thereof, including any predecessor thereto, concerning the subject covered by this Agreement.

7.8 Amendments. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

7.9 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Mississippi applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

7.10 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent in another manner, in each case as follows:

If to Executive:	If to the Bank or its affiliates:
Curt Gabardi	Renasant Bank
Most Recent Address on File	209 Troy Street
Tupelo, MS 38802
Attn: General Counsel
scorban@renasant.com

or to such other addresses as a party may designate by notice to the other party.

7.11 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by him without the prior written consent of the Bank. This Agreement will inure to the benefit of and be binding upon the Bank, its affiliates, successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Bank’s assets or business or with or into which the Bank may be liquidated, consolidated, merged or otherwise combined. This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, legatees and legal representatives. Any payment due to Executive hereunder shall be paid to his surviving spouse, or if Executive is not survived by a spouse, to his estate after his death.

7.12 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

7.13 Withholding. The Bank or an affiliate may withhold from any payment hereunder any federal, state or local taxes required to be withheld.

Schedule 5.22(i) – Page 10

7.14 Survival. Notwithstanding any provision of this Agreement to the contrary, the obligation of the Bank to make any payment or provide any benefit as of Executive’s Separation Date under Section 4 or 5 hereof shall survive the termination or expiration of this Agreement, as the case may be. The covenants imposed on Executive under Section 6 hereof shall remain operative and in full force and effect in accordance with their terms, regardless of the expiration or termination of this Agreement or Executive’s separation from employment hereunder. The parties further agree that the provisions of this Section 7 shall survive the termination or expiration of this Agreement for any reason.

7.15 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

7.16 Code Section 409A. To the extent applicable, the parties intend that this Agreement shall be interpreted and construed in a manner consistent with the applicable provisions of Code Section 409A, including any regulations or other guidance promulgated thereunder. For purposes thereof: (a) each payment under this Agreement shall be treated as a separate payment; (b) the exclusions for short-term deferrals and payments on account of involuntary termination of employment shall be applied to the fullest extent applicable; (c) payments to be made upon a termination of employment or on account of Executive’s Separation Date that are deemed to constitute deferred compensation within the meaning of Code Section 409A shall be made upon Executive’s “separation from service” as determined thereunder; (d) any reference herein to the termination of Executive’s employment or to Executive’s termination date or words of similar import shall mean and be deemed to refer to the date of his “separation from service” within the meaning of Code Section 409A; (e) if Executive is a “specified employee” within the meaning of Code Section 409A, payments that are deemed to constitute deferred compensation within the meaning of Code Section 409A and that are payable on account of Executive’s separation from service, shall be delayed for six months as required under Code Section 409A, and shall be made when first permitted, without liability for interest or loss of investment opportunity thereon; (f) to the extent they constitute deferred compensation within the meaning of Code Section 409A, all reimbursements and in-kind payments to be provided hereunder during one calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; and (g) any reimbursement of an eligible expense shall be made promptly after proper substantiation of such expenses, but in no event later than the last day of the calendar year following the calendar year in which the expense was incurred and the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for any other benefit.

7.17 Construction. The language in all parts of this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party. In drafting this Agreement, Executive has been represented by counsel of Executive’s choosing, and the terms of this Agreement have been fully negotiated by the parties hereto. The parties agree that, in the event of any ambiguity, this Agreement should not be construed against the Bank solely as a result of being drafted by counsel for the Bank.

7.18 Execution. This Agreement may be executed in any number of separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Facsimile or “PDF” transmissions of any executed original document and/or retransmission of any executed facsimile or “PDF” transmission shall be deemed to be the same as the delivery of an executed original.

Signature Page to Follow

Schedule 5.22(i) – Page 11

THIS EXECUTIVE EMPLOYMENT AGREEMENT has been executed by the parties hereto as of the dates set forth below, to be effective as provided herein.

RENASANT BANK	EXECUTIVE

By:
Its: President	Curtis J. Gabardi
Date:	Date:

Exhibit A – Retention Shares
Exhibit B – Form of Waiver and Release

Schedule 5.22(i) – Page 12

EXHIBIT A

TERMS OF RETENTION AWARD

Your Retention Award is made in consideration of the terms of paragraph 3.3 of that certain Employment Agreement by and between you and Renasant Bank, effective as of the date on which the transactions under that certain Agreement and Plan of Merger by and among Renasant Corporation (the “Company”), Renasant Bank, Metropolitan BancGroup, Inc. and Metropolitan Bank, are consummated (your “Employment Agreement”), the terms of which are incorporated herein by this reference.

Effective as of the effectiveness of your Employment Agreement, the Board of Directors of Renasant Corporation (the “Company”) has awarded to you 5,000 shares of the Company’s common stock, $5.00 par value per share, under the Company’s 2011 Long-Term Incentive Compensation Plan, as amended (the “Plan”) (your “Retention Award”), such shares to be issued in book entry form. The terms and conditions of your Retention Award are set forth herein and are qualified in their entirety by the terms of the Plan.

1. Definitions. As used herein:

a. “Forfeiture Restrictions” shall mean a prohibition on the sale, assignment, transfer, pledge, hypothecation, mortgage or disposition of the shares represented by your Retention Award.

b. “Retention Period” shall mean the period commencing as of the Effective Date and ending on December 31, 2018.

Otherwise, capitalized terms used herein shall have the meanings ascribed to them in the Plan.

2. Settlement. At the end of the Retention Period, your Retention Award shall vest, the Forfeiture Restrictions shall lapse, and your Retention Award shall otherwise be settled, provided that you have then been continuously employed by Renasant Bank and are not in breach of the terms of your Employment Agreement as of such date.

3. Shareholder Rights. During the Retention Period, you shall possess the right the right to vote the shares represented by your Retention Award and to receive dividends in respect of such shares as and when declared by the Company’s Board of Directors.

4. Separation From Service. If you Separate From Service (as defined in the Plan) before the end of the Retention Period, the number of shares of Common Stock representing the portion of your Retention Award that is not yet settled (the “Remaining Shares”) will be forfeited to and cancelled by the Company, without any compensation or payment. Notwithstanding the foregoing, if your separation is involuntary by the Bank, without Cause (as such terms are defined your Employment Agreement), you die or become Disabled (as defined in the Plan) during the Retention Period, your Retention Award shall vest, the Forfeiture Restrictions shall lapse, and your Retention Award shall otherwise be settled, provided that you have then been continuously employed by Renasant Bank and are not in breach of the terms of your Employment Agreement as of such date.

5. Change in Control. If a Change in Control (as defined in the Plan) is consummated during the Retention Period, your Retention Award will vest and be settled as of the earlier of: (a) the end of the Retention Period; or (b) the date of your Permitted Separation. The term “Permitted Separation” means that, during the 24-month period following the consummation of a Change in Control, your Separation From Service is involuntary, other than on account of Cause (including Good Reason as contemplated under the Plan). For avoidance of doubt, nothing contained herein is intended to otherwise modify the provisions of paragraph 4 hereof, which will be applicable in the event of your separation, other than a Permitted Separation, following a Change in Control.

Schedule 5.22(i) – Page 13

6. Additional Provisions. Your Retention Award and Common Stock issued hereunder are subject to the following additional provisions:

a. The terms of the Plan, some of which have been omitted.

b. Common Stock issued hereunder may bear such legends as the Committee or the Company deems necessary or appropriate, whether to comply with applicable federal or state securities laws or to reflect the terms of this Notice or the Plan.

c. Your Retention Award shall not be subject to the “Further Holding Period” imposed under paragraph 9.15 of the Plan.

RENASANT CORPORATION

E. Robinson McGraw
Its: Chief Executive Officer
Date: , 2017

Schedule 5.22(i) – Page 14

EXHIBIT B

[FORM OF] WAIVER AND RELEASE

Notice Date:

Separation Date:

THIS WAIVER AND RELEASE (the “Release”) is made in consideration and as a condition of the receipt of the separation payments described in that certain Employment Agreement entered into by and between Renasant Bank (with its parents, subsidiaries, affiliates, divisions and operating units, collectively, the “Bank”), and Curtis J. Gabardi (“Executive”), first effective as of the Effective Date (as defined therein) (the “Employment Agreement”), the sufficiency of which is acknowledged (the “Consideration”).

1. Executive understands that signing this Release is an important legal act; in connection with such execution, Executive:

a.	Acknowledges that he has been advised to consult an attorney before signing this Release and that Executive has done so.

b.	That he has 21 calendar days after the Notice Date (above) to consider whether to sign this Release, without alteration, and return it to the Bank in accordance with the notice provisions set forth in the Employment Agreement, and that if he executes and delivers this Release before the expiration of the 21-day period, Executive will be deemed to have waived the balance of the period. Executive agrees that any negotiation or modification of this release shall not extend such 21-day period.

c.	Acknowledges that he has been given an opportunity to review this Release, that he fully understand its provisions, and that he has voluntarily entered into this Release.

d.	Understands that he may revoke this Release by providing written notice to the Bank by hand delivery or by U.S. mail, postage prepaid in accordance with the notice provisions of Executive’s Employment Agreement, during the seven-day period following its execution; thereafter, this Release shall be irrevocable. Executive acknowledges that if he revokes this Release, the Bank shall have no obligation to provide the Consideration, and that the Bank shall have no obligation to pay the Consideration until this Release shall become irrevocable in accordance with its terms.

e.	Acknowledges that payment of the Consideration is voluntary on the part of the Bank and is not required by any legal obligation of the Bank, other than under the terms of the Employment Agreement and this Release.

f.	Agrees that if this Release is not executed and delivered to the Bank before the end of the 21-day period described in subsection b hereof, the Bank’s obligation in respect of the payment of the Consideration shall be deemed void and of no effect.

g.	Agrees that this Release shall not be executed and delivered to the Bank before Executive’s Separation Date (above).

2. Executive, on his behalf and on behalf of his heirs, successors and assigns (collectively, the “Releasing Parties”), hereby releases and discharges the Bank, including their respective past, present, or future parents, subsidiaries and affiliates, regardless of the form of entity in which maintained, shareholders, officers, directors, managers, members, owners, agents, trustees, administrators, insurers, attorneys, employees, and employee benefit plans or funds and fiduciaries, including any predecessors, successors and/or assigns thereto (collectively, the “Parties Released”), from any claims, demands, causes of action and liabilities of any kind (including attorneys’ fees and costs), whether based in law or equity, whether contractual, common-law, statutory, federal, state, local, or otherwise, whether known or unknown, and whether arising by reason of any act, omission, transaction or occurrence, which the Releasing Parties had, may now have, or hereafter may have, against the Parties Released up to and including the date of the execution of this Release, other than the claims expressly

Schedule 5.22(i) – Page 15

retained as provided in Section 3 below. Without limiting the generality of the foregoing, the Releasing Parties hereby specifically release and discharge the Parties Released from:

a.	Any claims relating to Executive’s employment with Parties Released, including any consideration payable with respect thereto or the termination thereof, the terms and conditions of such employment, employee benefits related to such employment, and Executive’s separation from such employment, and/or any of the events relating, directly or indirectly, to or surrounding such separation, including, but not limited to, claims for discriminatory, wrongful or retaliatory discharge, breach of contract, tort, defamation, slander, and emotional distress; and

b.	Any claims of discrimination, harassment, whistle blowing or retaliation in connection with Executive’s employment, whether arising under federal, state or local law, including, without limitation, all claims arising under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Reconstruction Era Civil Rights Act of 1866, 42 USC §§ 1981-86, as amended, the Rehabilitation Act of 1973, the Equal Pay Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act of 1974, as amended, the Sarbanes-Oxley Act of 2002, the Age Discrimination in Employment Act of 1967, as amended, and the Older Workers’ Benefit Protection Act of 1990, as amended.

3. Notwithstanding the generality of Section 2 hereof, Executive does not waive or release: (a) any right or claim arising after the date on which Executive executes this Release; (b) ordinary claims for benefits accrued and vested or due as of his Separation Date or thereafter under any benefit plan subject to ERISA or other benefit plan or arrangement sponsored and maintained by the Bank; (c) any compensation or benefit due to him under the Employment Agreement on account of his separation; and (d) any claim for compensation due under applicable law that cannot be waived as a matter of policy.

4. Should any of the provisions set forth in this Release be determined to be invalid by a court or other tribunal of competent jurisdiction, it is agreed that such determination shall not affect the enforceability of other provisions of this Release.

5. Nothing contained herein shall be deemed to prevent Executive from filing a charge or complaint, including a challenge to the validity of this Release, with the Equal Employment Opportunity Commission (“EEOC”), or from participating in any investigation or proceeding conducted by the EEOC; provided that Executive understands and agrees that he shall not be entitled to any damages or other type or form of award relating to any event that occurred prior to his execution of this Release.

6. Executive further agrees that in the event of his material breach of this Release, in addition to any other legal or equitable remedy, the Company shall be entitled to recover any payments made under the Employment Agreement, subject to any restrictions on such recovery or as may be imposed under applicable law or as may be required to ensure that this Release is and remains valid and enforceable.

7. Executive agrees that the general provisions of Section 7 of his Employment Agreement, including the arbitration provisions thereof, shall be deemed incorporated herein by this reference and shall be and remain in full force and effect.

CURTIS J. GABARDI	WITNESS:

By:

Date:	Print Name:

Date:

Schedule 5.22(i) – Page 16

SCHEDULE 5.22(ii)

TERMINATION AGREEMENTS

Schedule 5.22(ii) – Page 1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Agreement”) is entered into by and between Metropolitan BancGroup, Inc., a Delaware corporation (the “Company”), Metropolitan Bank, a state non-member bank organized under the laws of the State of Mississippi (collectively, the “Metropolitan Entities”), and [TO COME] (“Executive”).

1. Recitals: This Agreement is made in consideration of the following:

a. Executive entered into that certain Employment Agreement by and between the Company and Executive originally dated [TO COME], which employment agreement was most recently amended and restated in the form of an Amendment and Restated Employment Agreement by and between Executive and the Metropolitan Entities, dated as of [TO COME] (collectively, the “Employment Agreement”).

b. The Metropolitan Entities have now entered into that certain Agreement and Plan of Merger by and between the Metropolitan Entities and Renasant Corporation and Renasant Bank, dated as of January 17, 2017, pursuant to which the Company will merge with and into Renasant Corporation, with Reansant Corporation continuing as the surviving entity thereafter, and Metropolitan Bank will merge with and into Renasant Bank, with Renasant Bank continuing as the surviving entity thereafter (the “Merger Agreement”).

c. As a condition of the consummation of the transactions contemplated under the Merger Agreement, the Metropolitan Entities and Renasant Corporation and Renasant Bank have agreed to unilaterally terminate the Employment Agreement and make a certain payment to Executive, as more fully provided herein.

2. Effectiveness. As of the effective time of the consummation of the transactions contemplated under the Merger Agreement (the “Effective Time”) and except as specifically provided herein, the Employment Agreement shall terminate and be extinguished in its entirety, the Metropolitan Entities shall have no further obligations thereunder, and such Employment Agreement shall be of no further force and effect; provided, however, that should the transactions contemplated under the terms of the Merger Agreement not be consummated as provided thereunder, the Employment Agreement will not terminate and will continue in accordance with its terms. The termination of the Employment Agreement is being effected by the unilateral action of the Metropolitan Entities and as directed by Renasant Corporation and Renasant Bank pursuant to the Merger Agreement.

3. Payment. Upon termination of the Employment Agreement, the Company (including any successor thereto) shall (i) pay to Executive in a single lump sum, subject to applicable withholdings, as soon as practicable after the Effective Time, but in no event later than 10 business days thereafter, the aggregate amount Executive would have received under the Employment Agreement had the Employment Agreement not been terminated and the Company had terminated Executive’s employment without cause immediately after the change in control resulting under the Merger Agreement (the “Payment”), and (ii) cause Executive to receive such other amounts or benefits to which Executive would be entitled under such same circumstances. The preliminary estimate of the Payment and a description of such other benefits and amounts are set forth on the attached Exhibit A.

Notwithstanding the foregoing, the parties agree that the amount of the Payment cannot be finally determined until after the Effective Time. Accordingly: (a) if the preliminary estimate of the Payment is in excess of the amount finally payable under the Employment Agreement, Executive shall not be entitled to receive or shall return the excess; and (b) if the preliminary estimate of the Payment is less than the amount actually payable under the Employment Agreement, the Company shall pay the shortfall. For purposes hereof:

a. The determination of whether any amount is payable hereunder and the amount of such payment, if any, shall be made at the expense of the Company and by the Company’s independent accountants. Such determination shall be made as soon as administratively practicable and no later than 60 days after the later of:

Schedule 5.22(ii) – Page 2

(i) the Effective Time; or (ii) the date on which amounts payable under the Company’s 2015 Long-Term Cash Incentive Plan have been determined, but in any event no later than one year after the Effective Time.

b. Any amount payable hereunder shall be paid no later than ten business days following the date on which the determination of the Company’s independent accountants is provided to the parties, but in no event later than one year after the Effective Time.

4. Survival. Notwithstanding the termination of the Employment Agreement as provided herein, those certain covenants contained in Sections 5, 6, 7, and 8 of the Employment Agreement, including the remedies for breach thereof contained in Section 9 of the Employment Agreement, shall survive the termination of such agreement and be and remain enforceable in accordance with their terms, assuming that any amount payable under the Employment Agreement as a condition of the enforcement thereof had been paid and Executive’s separation from service occurred as contemplated under Section 3.3 of such agreement.

5. Executive’s Acknowledgement. Executive is entering into this Agreement solely to acknowledge that the Company will make the Payment to Executive as the result of the unilateral termination of the Employment Agreement in connection with consummation of the transactions contemplated under the Merger Agreement and to acknowledge the survival of the covenants contained in Section 5, 6, 7, and 8 thereof. Executive also acknowledges that, subject to adjustment as provided in paragraph 3 hereof, the amount of the Payment equals what Executive would be entitled to receive under the Employment Agreement had the agreement not been terminated and Executive’s employment been terminated by the Company without cause immediately after the change in control resulting under the Merger Agreement. Neither the Metropolitan Entities nor Renasant Corporation and/or Renasant Bank have solicited Executive’s consent to termination of the Employment Agreement nor is such termination contingent upon the Executive’s consent.

6. General:

a. This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Georgia applicable to contracts wholly performed in such state, without giving effect to the conflicts of law principles thereof.

b. In the event that any legal dispute arises in connection with, relating to, or concerning this Agreement the parties agree that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”) concerning the resolution of employment disputes. Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Metropolitan Entities (including any successors thereto), or the arbitrator will be selected in accordance with the rules of the AAA. All determinations of the arbitrator will be final and binding upon the parties hereto. Each party to the arbitration proceeding will bear its own fees and costs in connection with such proceedings, and the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding, and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision), will be in Atlanta, Georgia.

c. Executive agrees that there shall no presumption that any ambiguity contained herein is to be resolved against the Metropolitan Entities solely because they are considered a drafting party. Instead, the language of all parts of this Agreement shall be construed as a whole, and according to their fair meaning, and not strictly for or against any of the parties.

d. This Agreement will inure to the benefit of and be binding upon the Metropolitan Entities, including their successors, and assigns, including, without limitation, Renasant Corporation and Renasant Bank. This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, beneficiaries, legatees and legal representatives. The Payment due to Executive hereunder shall be paid to his surviving spouse after his death, or if Executive is not survived by a spouse, to his estate.

Schedule 5.22(ii) – Page 3

e. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties.

f. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained herein shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein and shall be deemed reformed to the extent necessary to permit such construction. Notwithstanding the foregoing, no provision hereof shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

g. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent in another manner, in each case as follows:

If to Executive:	If to the Metropolitan Entities:
Most Recent Address on	C/O Renasant Bank
File With the Metropolitan Entities	209 Troy Street
Tupelo, MS 38802
Attn: General Counsel
scorban@renasant.com

or to such other addresses as a party may designate by notice to the other party.

h. The termination and payment under this Agreement is intended to comply with the exception under Section 409A of the Internal Revenue Code of 1986, as amended (the “Section 409A”) for termination of nonqualified deferred compensation plans within the meaning of Section 409A upon a change in control of the employer. Accordingly, this Agreement will be construed and administered in all events consistent with that intent. Notwithstanding the foregoing, nothing herein is intended as an admission that the Employment Agreement is subject to Section 409A as a non-exempt nonqualified deferred compensation arrangement.

Schedule 5.22(ii) – Page 4

THIS TERMINATION AGREEMENT has been executed by the parties hereto as of the dates set forth below, to be effective as provided herein.

METROPOLITAN BANCGROUP, INC.:	METROPOLITAN BANK:

By:	By:
Its:	Its:
Date: , 2017	Date: , 2017

EXECUTIVE:
Date: , 2017

Schedule 5.22(ii) – Page 5